Exhibit 99.1
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
BLUEGREEN CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	December 31,
	2004	2005
	(As Restated)
ASSETS
Cash and cash equivalents (including restricted cash of approximately $21,423 and $18,321 at December 31, 2004 and 2005, respectively)	$100,565	$84,704
Contracts receivable, net	28,085	27,473
Notes receivable, net	152,051	127,783
Prepaid expenses	7,810	6,500
Other assets	19,279	17,156
Inventory, net	205,352	240,969
Retained interests in notes receivable sold	66,513	105,696
Property and equipment, net	74,244	79,634
Intangible assets and goodwill	4,512	4,328

Total assets	$658,411	$694,243

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$11,552	$11,071
Accrued liabilities and other	44,323	43,801
Deferred income	24,235	29,354
Deferred income taxes	56,064	75,404
Receivable-backed notes payable	73,213	35,731
Lines-of-credit and notes payable	71,949	61,428
10.50% senior secured notes payable	110,000	55,000
Junior subordinated debentures	—	59,280

Total liabilities	391,336	371,069
Minority interest	6,009	9,508
Commitments and contingencies
Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 90,000 shares authorized; 32,990 and 33,193 shares issued at December 31, 2004 and 2005, respectively	330	333
Additional paid-in capital	167,408	169,684
Treasury stock, 2,756 common shares at both December 31, 2004 and 2005, at cost	(12,885)	(12,885)
Accumulated other comprehensive income, net of income taxes	4,805	8,575
Retained earnings	101,408	147,959

Total shareholders’ equity	261,066	313,666

Total liabilities and shareholders’ equity	$658,411	$694,243

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Revenues:
Sales of real estate	$359,344	$502,408	$550,335
Other resort and communities operations revenue	55,394	66,409	73,797
Interest income	29,898	35,939	34,798
Gain on sales of notes receivable	—	25,972	25,226
Other income	457	—	—

	445,093	630,728	684,156
Cost and expenses:
Cost of real estate sales	109,446	179,728	177,800
Cost of other resort and communities operations	60,772	70,785	77,317
Selling, general and administrative expenses	203,808	262,424	300,239
Interest expense	17,243	18,425	14,474
Provision for loan losses	18,239	24,434	27,587
Other expense	—	1,666	6,207

	409,508	557,462	603,624

Income before minority interest and provision for income taxes	35,585	73,266	80,532
Minority interest in income of consolidated subsidiary	3,330	4,065	4,839

Income before provision for income taxes	32,255	69,201	75,693
Provision for income taxes	12,418	26,642	29,142

Net income	$19,837	$42,559	$46,551

Earnings per common share:
Basic	$0.80	$1.62	$1.53

Diluted	$0.74	$1.43	$1.49

Weighted-average number of common and common equivalent shares:
Basic	24,671	26,251	30,381

Diluted	29,263	30,677	31,245

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands)

					Accumulated
					Other
	Common		Additional	Treasury	Comprehensive
	Shares	Common	Paid-in	Stock at	Income, Net of	Retained
	Issued	Stock	Capital	Cost	Income Taxes	Earnings	Total
					(As Restated)	(As Restated)	(As Restated)
Balance at December 31, 2002 (as previously reported)	27,343	273	123,535	(12,885)	460	46,900	158,283
Restatement Adjustment	—	—	—	—	3,974	(7,888)	(3,914)

Restated Balance at December 31, 2002	27,343	273	123,535	(12,885)	4,434	39,012	154,369

Net income						19,837	19,837
Net unrealized gains on retained interests in notes receivable sold, net of income taxes and reclassification adjustments	—	—	—	—	(1,481)	—	(1,481)

Comprehensive income							18,356
Shares issued upon exercise of stock options	359	4	1208	—	—	—	1,212
Income tax benefit from stock options exercised	—	—	188	—	—	—	188

Restated Balance at December 31, 2003	27,702	277	124,931	(12,885)	2,953	58,849	174,125
Net income	—	—	—	—	—	42,559	42,559
Net unrealized gains on retained interests in notes receivable sold, net of income taxes and reclassification adjustments	—	—	—	—	1,852	—	1,852
Comprehensive income							44,411
Shares issued upon exercise of stock options	1,150	12	6,582	—	—	—	6,594
Income tax benefit from stock options exercised	—	—	1,961	—	—	—	1,961
Shares issued in connection with conversion of 8.25% convertible subordinated debentures	4,138	41	33,934	—	—	—	33,975

Restated Balance at December 31, 2004	32,990	330	167,408	(12,885)	4,805	101,408	261,066
Net income	—	—	—	—	—	46,551	46,551
Net unrealized gains on retained interests in notes receivable sold, net of income taxes and reclassification adjustments	—	—	—	—	3,770	—	3,770

Comprehensive income							50,321
Shares issued upon exercise of stock options	196	3	1,403	—	—	—	1,406
Modification of equity awards and vesting of restricted stock	6	—	327	—	—	—	327
Income tax benefit from stock options exercised	—	—	541	—	—	—	541
Shares issued in connection with conversion of 8.25% convertible subordinated debentures	1	—	5	—	—	—	5

Balance at December 31, 2005	33,193	$333	$169,684	$(12,885)	$8,575	$147,959	$313,666

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Operating activities:
Net income	$19,837	$42,559	$46,551
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income of consolidated subsidiary	3,330	4,065	4,839
Depreciation	7,811	9,769	12,332
Amortization	5,054	3,849	5,807
Gain on sales of notes receivable	—	(25,972)	(25,226)
Loss (gain) on sales of property and equipment	(76)	455	94
Provision for loan losses	18,239	24,434	27,587
Provision for deferred income taxes	8,894	18,664	16,979
Interest accretion on retained interests in notes receivable sold	(5,519)	(6,035)	(9,310)
Other non-cash charges	—	—	327
Proceeds from sales of notes receivable	—	192,580	198,260
Proceeds from borrowings collateralized by notes receivable	123,897	105,680	24,772
Payments on borrowings collateralized by notes receivable	(37,881)	(174,514)	(64,714)
Changes in operating assets and liabilities:
Contracts receivable	(9,292)	(2,563)	612
Notes receivable	(128,742)	(170,282)	(220,491)
Prepaid expenses	(227)	(589)	(30)
Inventory	12,433	47,032	29,022
Other assets	(3,903)	1,154	2,150
Accounts payable, accrued liabilities and other	25,172	21,470	6,022

Net cash provided by operating activities	39,027	91,756	55,583

Investing activities:
Cash received from retained interests in notes receivable sold	7,402	8,688	11,016
Principal payments received on investment in note receivable	456	—	—
Business acquisition	(500)	(825)	(675)
Investments in statutory business trusts	—	—	(1,780)
Purchases of property and equipment	(11,893)	(18,409)	(16,724)
Proceeds from sales of property and equipment	1,084	8	22

Net cash used provided by investing activities	(3,451)	(10,538)	(8,141)

Financing activities:
Proceeds from borrowings under line-of-credit facilities and notes payable	40,125	60,657	26,382
Payments under line-of-credit facilities and notes payable	(49,978)	(100,479)	(92,071)
Payments on 10.50% senior secured notes	—	—	(55,000)
Payment of 8.25% subordinated convertible debentures	—	(273)	—
Proceeds from issuance of junior subordinated debentures	—	—	59,280
Payment of debt issuance costs	(2,632)	(5,731)	(3,300)
Proceeds from exercise of employee and director stock options	1,212	6,594	1,406

Net cash used by financing activities	(11,273)	(39,232)	(63,303)

Net increase (decrease) in cash and cash equivalents	24,303	41,986	(15,861)
Cash and cash equivalents at beginning of period	34,276	58,579	100,565

Cash and cash equivalents at end of period	58,579	100,565	84,704
Restricted cash and cash equivalents at end of period	(19,088)	(21,423)	(18,321)

Unrestricted cash and cash equivalents at end of period	$39,491	$79,142	$66,383

BLUEGREEN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Supplemental schedule of non-cash operating, investing and financing activities:
Inventory acquired through foreclosure or deedback in lieu of foreclosure	$6,570	$10,926	$10,585

Inventory acquired through financing	$52,399	$21,276	$54,054

Property and equipment acquired through financing	$8,569	$2,637	$1.114

Offset of Joint Venture distribution of operating proceeds to minority interest against the Prepayment (see Note 4)	$1,932	$2,704	$1,340

Retained interests in notes receivable sold	$—	$32,816	$38,913

Notes receivable acquired through financing	$2,334	$—	$—

Change in unrealized gains on retained interests in notes receivable sold, net of income taxes and reclassification adjustments	$2,395	$2,998	$6,130

Conversion of 8.25% subordinated convertible debentures into common stock	$2,334	$34,098	$5

Income tax benefit from stock options exercised	$362	$1,961	$541

Supplemental schedule of operating cash flow information:
Interest paid, net of amounts capitalized	$16,807	$19,324	$15,955

Income taxes paid	$1,634	$6,055	$6,646

See accompanying notes to consolidated financial statements.

BLUEGREEN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Significant Accounting Policies
Organization
     We provide leisure products and lifestyle choices through our resorts and residential communities businesses. Our resorts business (“Bluegreen(R) Resorts”) acquires, develops and markets vacation ownership interests (“VOIs”) in resorts generally located in popular, high-volume, “drive-to” vacation destinations. VOIs in any of our resorts entitle the buyer to an annual or biennial allotment of “points” in perpetuity (supported by an underlying deeded vacation ownership interest held in trust for the buyer) in our Bluegreen Vacation Club(R). Members in our Bluegreen Vacation Club may use their points to stay in any of our participating resorts or for other vacation options, including cruises and stays at approximately 3,700 resorts offered by a third-party world-wide vacation ownership exchange networks. We are currently marketing and selling VOIs in 21 resorts located in the United States and Aruba, 19 of which have active sales offices. We also sell VOIs at five off-site sales offices located in the United States. Our residential communities business (“Bluegreen Communities”) acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers who seek to build a home in a high quality residential setting, in some cases on properties featuring a golf course and other related amenities. During the year ended December 31, 2005, sales generated by Bluegreen Resorts comprised approximately 65% of our total sales of real estate while sales generated by Bluegreen Communities comprised approximately 35% of our total sales of real estate. Our other resort and communities operations revenues consist primarily of mini-vacation package sales, vacation ownership tour sales, resort property management services, resort title services, resort amenity operations, rental brokerage services, realty operations and daily-fee golf course operations. We also generate significant interest income by providing financing to individual purchasers of VOIs.
Fiscal Year
     On October 14, 2002, our Board of Directors approved a change in our fiscal year from a 52- or 53-week period ending on the Sunday nearest the last day of March in each year to the calendar year ending on December 31, effective for the nine months ended December 31, 2002.
Principles of Consolidation
     Our consolidated financial statements include the accounts of all of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. The only non-wholly owned subsidiary that we consolidate is Bluegreen/Big Cedar Vacations, LLC (the “Joint Venture”), as we hold a 51% equity interest in the Joint Venture, have an active role as the day-to-day manager of the Joint Venture’s activities, and have majority voting control of the Joint Venture’s management committee. Additionally, we do not consolidate our wholly-owned statutory business trusts (see Note 10) formed to issue trust preferred securities as these entities are each variable interest entities in which we are not the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R. The statutory business trusts are accounted for under the equity method of accounting. We have eliminated all significant intercompany balances and transactions.
     In December 2005, the Company concluded that it was necessary to restate its consolidated financial statements for the years ended December 31, 2003 and 2004, as discussed in Note 20 to the Consolidated Financial Statements.
Use of Estimates
     U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
     We invest cash in excess of our immediate operating requirements in short-term time deposits and money market instruments generally with original maturities at the date of purchase of three months or less. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the United States, Canada and Aruba. Our policy is designed to limit exposure to any one institution. However, a significant portion of our unrestricted cash is maintained with a single bank and, accordingly, we are subject to credit risk. Periodic evaluations of the relative credit standing of financial institutions maintaining our deposits are performed to evaluate and mitigate, if necessary, credit risk.
     Restricted cash consists primarily of customer deposits held in escrow accounts and cash pledged to our various lenders in connection with our receivable-backed notes payable credit arrangements.
Revenue Recognition and Contracts Receivable
     In accordance with the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 66, Accounting for Sales of Real Estate, we recognize revenue on homesite sales and sales of VOIs when a minimum of 10% of the sales price has been received in cash (buyer’s initial commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. In cases where all of the development has not been completed, we recognize revenue in accordance with the percentage-of-completion method of accounting.
     Sales, which do not meet the criteria for revenue recognition described above, are deferred using the deposit method. Under the deposit method, cash received from customers is classified as a refundable deposit in the liability section of our consolidated balance sheets and profit recognition is deferred until the requirements of SFAS No. 66 are met. Effective January 1, 2006, the calculation of a buyer’s initial commitment for sales of VOIs will change due to the adoption of a new accounting standard. See Recent Accounting Pronouncements below.
     Contracts receivable consists of 1) amounts receivable from customers on recent sales of VOIs pending recording of the customers’ notes receivable in our loan servicing system; 2) receivables related to unclosed retail homesite sales; and 3) receivables from third-party escrow agents on recently closed retail homesite sales. Contracts receivable are reflected net of an allowance for cancellations of unclosed Bluegreen Communities’ sales contracts, which totaled approximately $480,000 and $332,000 at December 31, 2004 and 2005, respectively. Contracts receivable are stated net of a reserve for loan losses of $676,000 and $900,000 at December 31, 2004 and 2005, respectively.
     Our other resort and communities operations revenues consist primarily of sales and service fees from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized as:
Mini-vacation package sales	Mini-vacation packages are fulfilled (i.e., guests use mini- vacation packages to stay at a hotel, take a cruise, etc.)

Vacation ownership tour sales	Vacation ownership tour sales commissions are earned per contract terms with third parties

Resort title fees	Escrow amounts are released and title documents are completed

Management fees	Management services are rendered

Rental commissions	Rental services are provided

Rental income	Guests complete stays at the resorts

Realty commissions	Sales of third-party-owned real estate are completed

Golf course and ski hill daily fees	Services are provided

     Our cost of other resort and communities operations consists of the costs associated with the various revenues described above as well as developer subsidies and maintenance fees on our unsold VOIs.
Notes Receivable
     Our notes receivable are carried at amortized cost. Interest income is suspended and previously accrued but unpaid interest income is reversed on all delinquent notes receivable when principal or interest payments are more than three months contractually past due and not resumed until such loans are less than three months past due. As of December 31, 2004 and 2005, $7.3 million and $8.0 million, respectively, of notes receivable were more than three months contractually past due and, hence, were not accruing interest income.
     We estimate credit losses on our notes receivable portfolios in accordance with SFAS No. 5, Accounting for Contingencies, as our notes receivable portfolios consist of a large group of smaller-balance, homogeneous loans. Consistent with Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues, we first segment our notes receivable by identifying risk characteristics that are common to groups of loans and then estimate credit losses based on the risks associated with these segments. We consider many factors when establishing and evaluating the adequacy of our reserve for loan losses. These factors include recent and historical default rates, static pool analyses, current delinquency rates, contractual payment terms, loss severity rates along with present and expected economic conditions. We review these factors and measure loan impairment by applying historical loss rates, adjusted for relevant environmental and collateral values, to the segments’ aggregate loan balances. We adjust our reserve for loan losses on at least a quarterly basis. We generally charge off loans in the month subsequent to when they become four months contractually past due.
Retained Interest in Notes Receivable Sold
     When we sell our notes receivable either pursuant to our vacation ownership receivables purchase facilities (more fully described in Note 4) or through term securitizations, we evaluate whether or not such transfers should be accounted for as a sale pursuant to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and related interpretations. The evaluation of sale treatment under SFAS No. 140 involves legal assessments of the transactions, which include determining whether the transferred assets have been isolated from us (i.e. put presumptively beyond our reach and our creditors, even in bankruptcy or other receivership), determining whether each transferee has the right to pledge or exchange the assets it received, and ensuring that we do not maintain effective control over the transferred assets through either an agreement that (1) both entitles and obligates us to repurchase or redeem the assets before their maturity or (2) provides us with the ability to unilaterally cause the holder to return the assets (other than through a cleanup call).
     In connection with such transactions, we retain subordinated tranches, rights to excess interest spread and servicing rights, all of which are retained interests in the notes receivable sold. Gain or loss on the sale of the receivables depends in part on the allocation of the previous carrying amount of the financial assets involved in the transfer between the assets sold and the retained interests based on their relative fair value at the date of transfer.
     We consider our retained interests in notes receivable sold as available-for-sale investments and, accordingly, carry them at fair value in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, unrealized gains or losses on our retained interests in notes receivable sold are included in our shareholders’ equity, net of income taxes. Declines in fair value that are determined to be other than temporary are charged to operations.
     We measure the fair value of the retained interests in the notes receivable sold initially and periodically based on the present value of future expected cash flows estimated using our best estimates of the key assumptions - prepayment rates, loss severity rates, default rates and discount rates commensurate with the risks involved. We revalue our retained interests in notes receivable sold on a quarterly basis.
     Interest on the retained interests in notes receivable sold is accreted using the effective yield method.

Inventory
     Our inventory consists of completed VOIs, VOIs under construction, land held for future vacation ownership development and residential land acquired or developed for sale. We carry our inventory at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or estimated fair value, less costs to dispose. Homesites and VOIs reacquired through foreclosure or deedback in lieu of foreclosure are recorded at the lower of fair value, net of costs to dispose. We periodically evaluate the recovery of the carrying amount of our individual resort and residential communities properties under the guidelines of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (see Note 6).
Property and Equipment
     Our property and equipment are stated at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated useful lives of the improvements. Depreciation expense includes the amortization of assets recorded under capital leases.
Goodwill and Intangible Assets
     We account for our goodwill and intangible assets under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement requires that goodwill and intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis. Finite-lived intangible assets are required to be amortized over their useful lives and are subject to impairment evaluation under the provisions SFAS No. 144. Our intangible assets relate to customer lists that were acquired in connection with a business combination whereupon Great Vacation Destinations, Inc. (“GVD”), one of our wholly-owned subsidiaries’ acquired substantially all the assets and assumed certain liabilities of TakeMeOnVacation, LLC, RVM Promotions, LLC, RVM Vacations, LLC (collectively, “TMOV”) in 2002. The customer lists are amortized as the related leads and mini-vacation packages are fulfilled or become expired. See Note 8 for further discussion.
Treasury Stock
     We account for repurchases of our common stock using the cost method with common stock in treasury classified in our consolidated balance sheets as a reduction of shareholders’ equity.
Advertising Expense
     We expense advertising costs as incurred. Advertising expense was $70.8 million, $89.4 million, and $102.7 million for the years ended December 31, 2003, 2004, and 2005, respectively. Advertising expense is included in selling, general and administrative expenses in our consolidated statements of income.
Stock-Based Compensation
     SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, encourages, but does not require companies to record compensation cost for employee stock options at fair value. We continue to account for our employee stock options using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for our employee stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the exercise price of the option.
     Pro forma information regarding net income and earnings per share as if we had accounted for our employee stock options to our employees under the fair value method of SFAS No. 123 is presented below.
     There were 40,000 stock options granted to certain of our non-employee directors during the year ended December 31, 2004. Such stock options had a grant date fair value of $4.88 per share. There were 668,000 stock options granted to our employees during the year ended December 31, 2005. There were 141,346 stock options granted to certain of our non-employee directors during the year ended December 31, 2005. All stock options were granted with an exercise price equal to the closing price of our common stock on the date of grant.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2003	2004	2005
Risk free investment rate	3.1%	2.1%	3.9%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of expected market price	69.7%	65.0%	61.0%
Life of option	5.9 years	3.0 years	5.5 years
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The effects of applying SFAS No. 123 for the purpose of providing pro forma disclosures are not likely to be representative of the effects on reported pro forma net income for future years, due to the impact of the staggered vesting periods of our stock option grants. Our pro forma information is as follows (in thousands, except per share data).

	Year Ended December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Net income, as reported	$19,837	$42,559	$46,551
Pro forma stock-based employee compensation cost, net of income taxes	(399)	(308)	(1,286)

Pro forma net income	$19,438	$42,251	$45,265

Earnings per share, as reported:
Basic	$0.80	$1.62	$1.53
Diluted	$0.74	$1.43	$1.49
Pro forma earnings per share:
Basic	$0.79	$1.61	$1.49
Diluted	$0.72	$1.42	$1.45
     See “Recent Accounting Pronouncements” for a discussion of SFAS No. 123 (revision) which we adopted as of January 1, 2006.
Earnings Per Common Share
     We compute basic earnings per common share by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per share, but also gives effect to all dilutive stock options using the treasury stock method and during the years ended December 31, 2003 and 2004 includes an adjustment, if dilutive, to both net income and shares outstanding as if our 8.25% convertible subordinated debentures were converted into common stock at the beginning of the periods presented. There were approximately 1.2 million and 0.8 million stock options not included in diluted earnings per common share during the years ended December 31, 2003 and 2005, respectively, as the effect would be anti-dilutive. There were no anti-dilutive stock options during the year ended December 31, 2004.

     The following table sets forth our computation of basic and diluted earnings per common share (in thousands, except per share data):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Basic earnings per common share — numerator:
Net income	$19,837	$42,559	$46,551

Diluted earnings per common share — numerator:
Net income — basic	$19,837	$42,559	$46,551
Effect of dilutive securities (net of income tax effects)	1,749	1,357	—

Net income — diluted	$21,586	$43,916	$46,551

Denominator:
Denominator for basic earnings per common share-weighted-average shares	24,671	26,251	30,381
Effect of dilutive securities:
Stock options	421	1,098	864
Convertible securities	4,171	3,328	—

Dilutive potential common shares	4,592	4,426	864

Denominator for diluted earnings per common share-adjusted weighted-average shares and assumed conversions	29,263	30,677	31,245

Basic earnings per common share:	$0.80	$1.62	$1.53

Diluted earnings per common share:	$0.74	$1.43	$1.49

Comprehensive Income
     SFAS No. 130, Reporting Comprehensive Income, requires the change in net unrealized gains or losses on our retained interests in notes receivable sold, which are held as available-for-sale investments, to be included in other comprehensive income. Comprehensive income is shown as a subtotal within our consolidated statements of shareholders’ equity for each period presented.
Recent Accounting Pronouncements
     In December 2004, the FASB issued (revised 2004), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation. The revised statement supersedes APB No. 25, Accounting for Stock-Based Compensation, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in the revised statement is similar to the approach described in SFAS No. 123. However, the revised statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the revised statement’s fair value method will likely have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of the revised statement cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted the revised statement in prior periods, the impact of that standard on our results of operations would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. The revised statement also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions have not been material. On January 1, 2006 the Company adopted SFAS No. 123R using the modified prospective method.
     In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions. This statement amends SFAS No. 66, Accounting for Sales of Real Estate, and No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, in association with the issuance of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 04-2, Accounting for Real Estate Time-Sharing Transactions. SOP 04-2 was issued to address the diversity in practice caused by a lack of guidance specific to real estate time-sharing transactions. Among other things, the new standard addresses the treatment of sales incentives provided by a seller to a buyer to consummate a transaction, the calculation of accounting for uncollectible notes receivable, the recognition of changes in inventory cost estimates, recovery or repossession of VOIs, selling and marketing costs, operations during holding periods, developer subsidies to property owners’ associations and upgrade and reload transactions. The new standard will also require a change in the classification of our provision for loan losses for vacation ownership receivables that are currently recorded as an expense, requiring that such amount be reflected as a reduction of revenue.
     The Company currently estimates that the adoption of the SOP will result in one-time, non-cash, cumulative effect of change in accounting principle charge in the first quarter of 2006. This charge will consist primarily of deferred VOI sales, which are the result of providing buyers with certain purchase incentives and the treatment of the Company’s Sampler Program. The Sampler Program provides purchasers with an opportunity to utilize the Company’s vacation ownership product through a one-year allotment of Bluegreen Vacation Club points. In the event the Sampler purchaser subsequently purchases a vacation ownership interest from us, a portion of the amount paid for their Sampler Package is credited toward the down payment on this subsequent purchase. Under the SOP, the credit given will result in the deferral of such sales until the minimum down payment amounts are received from the purchaser, typically through their required mortgage payments. Deferrals under the SOP are expected to be ongoing, with deferred Resorts sales being recognized in subsequent quarters once the required down payment amount is received. This charge had been estimated to be $2.5 million to $4.0 million, or $.08 — $.13 per share; however the actual cumulative effect adjustment will not be determined until the Company finalizes its first quarter financial results. Therefore, this estimate remains subject to change.
Reclassifications
     We have made certain reclassifications of prior period amounts to conform to the current period presentation.
2. Restatement of Prior Period Financial Statements
     In connection with the securitization of certain of its receivables in December 2005, the Company undertook a review of the prior accounting treatment for certain of its existing and prior notes receivable purchase facilities (together the “Purchase Facilities”). As a result of that review, on December 15, 2005, the Company determined that it would restate its consolidated financial statements for the first three quarters of fiscal 2005 and the fiscal years ended December 31, 2003 and 2004 due to certain misapplications of GAAP in the accounting for sales of the Company’s vacation ownership notes receivable and other related matters. The following sections describe the restatement matters in more detail.
Sales of Vacation Ownership Notes Receivable to Certain Purchase Facilities
     The restatement reflects the sales of notes receivable under three separate Purchase Facilities as on-balance sheet financing transactions as opposed to off-balance sheet sales transactions as the Company had originally accounted for these transactions pursuant to Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). Accordingly, the consolidated financial statements have been restated to (1) remove the gain on sale of notes receivable and retained interest in notes receivable sold previously recognized, (2) re-recognize the original notes receivable sold and the related interest income for the periods outstanding, (3) and recognize debt for the cash proceeds received from the Purchase Facilities and the related interest expense for the periods outstanding.
     The Company consummated two term securitization transactions, one in December 2002 and one in July 2004, which included substantially all of the notes receivable that had been previously accounted for as having been sold under the Purchase Facilities. Both of these term securitization transactions have been accounted for as sales pursuant to SFAS 140, and therefore the notes receivable financed under the Purchase Facilities are considered to be sold in the term securitization transactions, with resulting gains on sale recognized at that time.
Valuation of Servicing Assets
     In connection with the sales of notes receivable, we retain servicing rights. Receivables servicing includes processing payments from borrowers, accounting for principal and interest on such receivables, making advances when required, performing collections efforts with delinquent borrowers, processing defaults, reporting to investors and lenders on portfolio activity, and performing other administrative duties. During the review of our accounting policies related to the sales of notes receivables, the Company determined that the servicing fees earned for servicing the sold notes receivable reflected fair value (i.e adequate compensation) at the time of the transaction. Pursuant to SFAS 140, a servicing asset exists when the benefits of servicing are more than adequate compensation. Accordingly, the consolidated financial statements have been restated to remove the original values recognized as servicing assets as well as the related servicing asset amortization expense.
Computation of Gain on Sale
     Also, as a part of its re-evaluation of these transactions, the Company determined that the computation of the gains on sales of receivables in the December 2002 and July 2004 term securitization transactions did not take into account the fair value allocation of financial components methodology for recording its retained interest as prescribed by SFAS 140. The impact of the fair value allocation of financial components methodology is to reduce the gain on sale, but once the retained interest is marked to market value immediately thereafter, the impact will be to increase other comprehensive income in the balance sheet.
     As part of the restatement, the company recorded, as of the beginning of fiscal 2004, a cumulative charge of $7.8 million to retained earnings and a $4.0 million increase to beginning other comprehensive income reflecting the impact of the change in accounting for the above mentioned transactions originating in prior periods. Also, the restatement resulted in a reduction of net income of $6.0 million for fiscal 2003 and an increase of $6.1 million for fiscal 2004.
Other
     The adjustments described above had the cumulative net impact of decreasing our deferred tax liabilities as of December 31, 2004.
     Additionally, in performing our restatement procedures we identified that certain tax assets were incorrectly determined under SFAS 109 in periods prior to the year ended March 31, 2002. As such, the Company determined that it was necessary to increase the beginning balance of our deferred tax liabilities as of January 1, 2003 by approximately $0.8 million.
     The effects of the restatement on the company’s consolidated financial statements for the years ended December 31, 2003 and 2004 are included below:

	2003		2004
	As Previously	2003	As Previously	2004
	Reported	As Restated	Reported	As Restated
Revenues:
Sales of real estate	$358,312	$359,344	$502,396	$502,408
Other resort and communities operations revenue	55,394	55,394	69,032	66,409
Interest income	17,536	29,898	21,583	35,939
Gain on sales of notes receivable	6,563	—	8,612	25,972
Other income	649	457	—	—

	438,454	445,093	601,623	630,728
Cost and expenses:
Cost of real estate sales	109,010	109,446	179,722	179,728
Cost of other resort and communities operations	61,021	60,772	71,728	70,785
Selling, general and administrative expenses	202,968	203,808	263,663	262,424
Interest expense	14,036	17,243	15,046	18,425
Provision for loan losses	6,094	18,239	7,154	24,434
Other expense	—	—	969	1,666

	393,129	409,508	538,282	557,462

Income before minority interest and provision for income taxes	45,325	35,585	63,341	73,266
Minority interest in income of consolidated subsidiary	3,330	3,330	4,065	4,065

Income before provision for income taxes	41,995	32,255	59,276	69,201
Provision for income taxes	16,168	12,418	22,821	26,642

Net income	$25,827	$19,837	$36,455	$42,559

Earnings per common share:
Basic	$1.05	$0.80	$1.39	$1.62

Diluted	$0.94	$0.74	$1.23	$1.43

Weighted-average number of common and common equivalent shares:
Basic	24,671	24,671	26,251	26,251

Diluted	29,263	29,263	30,677	30,677

	2004
	As Previously	2004
	Reported	As Restated
ASSETS
Cash and cash equivalents (including restricted cash of approximately $21,423)	$98,538	$100,565
Contracts receivable, net	28,085	28,085
Notes receivable, net	121,949	152,051
Prepaid expenses	7,810	7,810
Other assets	22,359	19,279
Inventory, net	205,213	205,352
Retained interests in notes receivable sold	72,099	66,513
Property and equipment, net	74,244	74,244
Intangible assets and goodwill	4,512	4,512

Total assets	$634,809	$658,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable	$11,552	$11,552
Accrued liabilities and other	44,351	44,323
Deferred income	24,235	24,235
Deferred income taxes	58,150	56,064
Receivable-backed notes payable	43,696	73,213
Lines-of-credit and notes payable	71,949	71,949
10.50% senior secured notes payable	110,000	110,000

Total liabilities	363,933	391,336
Minority interest	6,009	6,009
Commitments and contingencies
Shareholders’ Equity
Preferred stock, $.01 par value, 1,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 90,000 shares authorized; 32,990 and 33,193 shares issued at December 31, 2004 and 2005, respectively	330	330
Additional paid-in capital	167,408	167,408
Treasury stock, 2,756 common shares at both December 31, 2004 and 2005, at cost	(12,885)	(12,885)
Accumulated other comprehensive income, net of income taxes	832	4,805
Retained earnings	109,182	101,408

Total shareholders’ equity	264,867	261,066

Total liabilities and shareholders’ equity	$634,809	$658,411

3. Joint Venture
     On June 16, 2000, one of our wholly-owned subsidiaries entered into an agreement with Big Cedar L.L.C. (“Big Cedar”), an affiliate of Bass Pro, Inc. (“Bass Pro”), to form the Joint Venture, a vacation ownership development, marketing and sales limited liability company. The Joint Venture is developing, marketing and selling VOIs at The Bluegreen Wilderness Club at Big Cedar, a 312-unit, wilderness-themed resort adjacent to the Big Cedar(R) Lodge, a luxury hotel resort owned by Big Cedar, on the shores of Table Rock Lake in Ridgedale, Missouri. During the year ended April 1, 2001, we made an initial cash capital contribution to the Joint Venture of approximately $3.2 million, in exchange for a 51% ownership interest in the Joint Venture. In exchange for a 49% interest in the Joint Venture, Big Cedar has contributed approximately 46 acres of land with a fair market value of $3.2 million to the Joint Venture. See Note 3 regarding payment of profit distributions to Big Cedar.

     In addition to its 51% ownership interest, we also receive a quarterly management fee from the Joint Venture equal to 3% of the Joint Venture’s net sales in exchange for our involvement in the day-to-day operations of the Joint Venture. We also service the Joint Venture’s notes receivable in exchange for a servicing fee.
     Based on our role as the day-to-day manager of the Joint Venture, its majority control of the Joint Venture’s Management Committee and our controlling financial interest in the Joint Venture, the accounts of the Joint Venture are consolidated in our financial statements.
     Because the Joint Venture has a finite life (i.e., the Joint Venture can only exist through the earlier of: i) December 31, 2050; ii) the sale or disposition of all or substantially all of the assets of the Joint Venture; iii) a decision to dissolve the Joint Venture by us and Big Cedar; or iv) certain other events described in the Joint Venture agreement), the minority interest in the Joint Venture meets the definition of a mandatorily redeemable non-controlling interest as specified in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The settlement value of this mandatorily redeemable non-controlling interest at December 31, 2004 and 2005 was $6.5 million and $9.8 million respectively, based on the sale or disposition of all or substantially all of the assets of the Joint Venture as of those respective dates.
     During the years ended December 31, 2003, 2004, and 2005, the Joint Venture paid approximately $832,000, $493,000, and $565,000 respectively, to Bass Pro(R) and affiliates for construction management services and furniture and fixtures in connection with the development of the Joint Venture’s vacation ownership resort and sales office. In addition, the Joint Venture paid Big Cedar and affiliates approximately $1.0 million, $1.8 million and $2.0 million for gift certificates and hotel lodging during the year ended December 31, 2003, 2004 and 2005, respectively, in connection with the Joint Venture’s marketing activities.
4. Marketing Agreement
     On June 16, 2000, we entered into an exclusive, 10-year marketing agreement with Bass Pro, a privately-held retailer of fishing, marine, hunting, camping and sports gear. Bass Pro is an affiliate of Big Cedar (see Note 3). Pursuant to the agreement, we have the right to market our VOIs at each of Bass Pro’s national retail locations (currently consisting of 26 stores), in Bass Pro’s catalogs and on its web site. We also have access to Bass Pro’s customer lists. In exchange for these services, we compensate Bass Pro based on the overall success of their marketing activities through one of the Bass Pro marketing channels described above. The amount of compensation is dependent on the level of additional marketing efforts required by us to convert the prospect into a sale and a defined time frame for such marketing efforts. No compensation paid to Bass Pro on sales made by the Joint Venture.
     On June 16, 2000, we prepaid $9.0 million to Bass Pro (the “Prepayment”). The Prepayment was fully amortized from compensation earned by Bass Pro and future distributions otherwise payable to Big Cedar from the earnings of the Joint Venture as a member thereof through December 31, 2005. Additional compensation and member distributions will be paid in cash to Bass Pro or Big Cedar. During the years ended December 31, 2004 and 2005, the Joint Venture made member distributions of $5.5 million and $2.7 million, respectively, of which $2.7 million and $1.3 million, respectively, were payable to Big Cedar and used to pay down the balance of the Prepayment. As of December 31, 2004, the unamortized balance of the Prepayment, included in prepaid expenses on our consolidated balance sheets, was $2.6 million. As of December 31, 2005 the Prepayment was fully amortized.
     During the years ended December 31, 2003, 2004, and 2005, we paid an affiliates of Bass Pro, approximately $2,000, $85,000, and $89,000, respectively, for various services.

5. Notes Receivable and Note Receivable Purchase Facilities
     The table below sets forth additional information relative to our notes receivable (in thousands).

	December 31, 2004	December 31, 2005
	(As Restated)
Notes receivable secured by VOIs	$154,628	$131,058
Notes receivable secured by homesites	10,901	7,408
Other notes receivable	186	186

Notes receivable, gross	165,715	138,652
Reserve for loan losses	(13,664)	(10,869)

Notes receivable, net	$152,051	$127,783

     The weighted-average interest rate on our notes receivable was 14.2% and 14.6% at December 31, 2004 and 2005, respectively. All of our vacation ownership loans bear interest at fixed rates. The average interest rate charged on loans secured by VOIs was 14.7% and 14.8% at December 31, 2004 and 2005, respectively. Approximately 59.7% of our notes receivable secured by homesites bear interest at variable rates, while the balance bears interest at fixed rates. The average interest rate charged on loans secured by homesites was 9.2% and 10.7% at December 31, 2004 and 2005, respectively.
     Our vacation ownership loans are generally secured by property located in Tennessee, Missouri, Wisconsin, Michigan, Florida, Virginia, Pennsylvania, Aruba, and South Carolina. The majority of Bluegreen(R) Communities’ notes receivable are secured by homesites in Georgia, Virginia, and Texas.
     The table below sets forth the activity in our reserve for loan losses as restated for 2003 and 2004 (in thousands).

Reserve for loan losses at December 31, 2003	$22,439
Provision for loan losses	24,434
Reserve for loan losses on sold loans	(21,006)
Charge-offs	(12,204)

Reserve for loan losses at December 31, 2004	13,663
Provision for loan losses on sold loans	27,587
Reserve for loan losses	(22,638)
Charge-offs	(7,744)

Reserve for loan losses at December 31, 2005	$10,868

     Installments due on our notes receivable during each of the five years subsequent to December 31, 2005, and thereafter, are set forth below (in thousands).

2006	$21,231
2007	9,684
2008	10,469
2009	10,997
2010	11,888
Thereafter	74,383

Total	$138,652

Sales of Notes Receivable
Sales of notes receivable during the years ended December 31, 2004 and 2005 were as follows (in millions):

Year Ended
December 31, 2004
(As Restated)

	Aggregate Principal			Initial Fair Value
	Balance of Notes	Purchase	Gain	of Retained
Facility	Receivable Sold	Price	Recognized	Interest
2004 Term Securitization	$172.1	$156.6	$21.1	$33.3
GE Purchase Facility	43.4	38.6	4.9	6.1

Total	$215.5	$195.2	$26.0	$39.4
Year Ended
December 31, 2005

	Aggregate Principal			Initial Fair Value
	Balance of Notes	Purchase	Gain	of Retained
Facility	Receivable Sold	Price	Recognized	Interest
BB&T Purchase Facility	$211.9	$180.1	$25.0	$42.4	*
2005 Term Securitization	16.7	15.1	0.2	3.0

Total	$228.6	$195.2	$25.2	$45.4
The following is a description of the facilities that were used to sell notes receivable:
2004 Term Securitization
     On July 8, 2004, BB&T Capital Markets, a division of Scott & Stringfellow, Inc. consummated a $156.6 million private offering and sale of vacation ownership receivable-backed securities on our behalf (the “2004 Term Securitization”). The $172.1 million in aggregate principal of vacation ownership receivables offered and sold in the 2004 Term Securitization included $152.8 million in aggregate principal of qualified receivables that secured receivable-backed notes payable and $19.3 million in aggregate principal of qualified vacation ownership receivables that, as permitted in the 2004 Term Securitization, were subsequently sold without recourse (except for breaches of certain representations and warranties at the time of sale) in two separate tranches on August 13, 2004 and August 24, 2004 to an owners’ trust (a qualified special purpose entity) through our wholly-owned, special purpose finance subsidiary, Bluegreen Receivables Finance Corporation VIII. The proceeds from the 2004 Term Securitization were used to pay Resort Finance, LLC all amounts then outstanding under their receivable-backed notes payable facility, pay fees associated with the transaction to third-parties and deposit initial amounts in a required cash reserve account. We received net cash proceeds of $19.1 million. We also recognized an aggregate gain of $21.1 million and recorded a retained interest in the future cash flows of the notes receivable securitized of $33.3 million in connection with the 2004 Term Securitization.
2004 GE Purchase Facility
     On August 3, 2004, we executed agreements for a vacation ownership receivables purchase facility (the “2004 GE Purchase Facility”) with General Electric Capital Corporation (“GE”). The 2004 GE Purchase Facility utilized an owners’ trust structure, pursuant to which we sold receivables to Bluegreen Receivables Finance Corporation VII, our wholly-owned, special purpose finance subsidiary (“BRFC VII”), and BRFC VII sold the receivables to an owners’ trust (a qualified special purpose entity) without recourse to us or BRFC VII except for breaches of certain customary representations and warranties at the time of sale. We did not enter into any guarantees in connection with the 2004 GE Purchase Facility. The 2004 GE Purchase Facility has detailed requirements with respect to the eligibility of receivables for purchase, and fundings under the 2004 GE Purchase Facility are subject to certain conditions precedent. Under the 2004 GE Purchase Facility, a variable purchase price of approximately 89.5% of the principal balance of the receivables sold (79.5% in the case of receivables originated in Aruba), subject to adjustment under certain terms and conditions, was paid at closing in cash. The balance of the purchase price is deferred until such time as GE has received a specified return, a specified overcollateralization ratio is achieved, a cash reserve account is fully funded and all servicing, custodial, agent and similar fees and expenses have been paid. GE earns a return equal to the applicable Swap Rate (which is essentially a published interest swap arrangement rate as defined in the 2004 GE Purchase Facility agreements) plus 3.50%, subject to use of alternate return rates in certain circumstances. In addition, we paid GE a structuring fee of approximately $938,000 in October 2004. We act as servicer under the 2004 GE Purchase Facility for a fee. The GE Purchase Facility includes various conditions to purchase, covenants, trigger events and other provisions customary for a transaction of this type. Receivables can be sold under this new 2004 GE Purchase Facility through March 2008, subject to the eligibility requirements and certain conditions precedent.
     In March 2006, we executed agreements for a new $125.0 million vacation ownership receivables facility with GE to replace the 2004 GE Purchase Facility. The terms and structure of this new facility are similar to the 2004 GE Purchase Facility, except the variable purchase price is approximately 90.0% and GE’s return will equal the applicable swap rate plus 2.35%.
     The following assumptions were used to measure the initial fair value of the retained interests in notes receivable sold or securitized during the year ended December 31, 2004: Prepayment rates ranging from 17% to 13% per annum as the portfolios mature; loss severity rates ranging from 40% to 73%; default rates ranging of 10% to 1% per annum as the portfolios mature; and a discount rate of 9%.
     BB&T Purchase Facility
     On December 31, 2004, we executed agreements for a vacation ownership receivables purchase facility (the “BB&T Purchase Facility”) with Branch Banking and Trust Company (“BB&T”). The BB&T Purchase Facility utilized an owner’s trust structure, pursuant to which we sold receivables to Bluegreen Receivables Finance Corporation IX, our wholly-owned, special purpose finance subsidiary (“BRFC IX”), and BRFC IX sold the receivables to an owner’s trust (a qualified special purpose entity) without recourse to us or BRFC IX except for breaches of certain customary representations and warranties at the time of sale. We did not enter into any guarantees in connection with the BB&T Purchase Facility. The BB&T Purchase Facility had detailed requirements with respect to the eligibility of receivables for purchase; and, fundings under the BB&T Purchase Facility were subject to certain conditions precedent. Under the BB&T Purchase Facility, a variable purchase price of approximately 85.0% of the principal balance of the receivables sold, subject to certain terms and conditions, was paid at closing in cash. The balance of the purchase price was deferred until such time as BB&T had received a specified return and all servicing, custodial, agent and similar fees and expenses had been paid. The specified return is equal to the commercial paper rate or London Interbank Offered Rate (“LIBOR”), as applicable, plus an additional return of 1.15%, subject to use of alternate return rates in certain circumstances. In addition, we paid BB&T structuring and other fees totaling $1.1 million in December 2004, which was expensed over the funding period of the BB&T Purchase Facility. We acted as servicer under the BB&T Purchase Facility for a fee. The BB&T Purchase Facility expired on December 30, 2005.
2005 Term Securitization
     On December 28, 2005, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., consummated a $203.8 million private offering and sale of vacation ownership receivable-backed securities (the “2005 Term Securitization”). The $191.1 million in aggregate principal of vacation ownership receivables offered and sold in the 2005 Term Securitization were previously sold to BRFC IX. The proceeds of the 2005 Term Securitization were used to pay BB&T all amounts outstanding under the BB&T Purchase Facility, pay fees associated with the transaction to third-parties, deposit initial amounts in a required cash reserve account and the escrow accounts for the Pre-funded Receivables (see below) and provide net cash proceeds of $1.1 million to us.
     In addition, the 2005 Term Securitization allowed for an additional $35.3 million in aggregate principal of our qualifying vacation ownership receivables (the “Pre-funded Receivables”) that could be sold by us through March 28, 2006 to Bluegreen Receivables Finance Corporation X, our wholly-owned, special purpose finance subsidiary (“BRFC X”), which would then sell the Pre-funded Receivables to BXG Receivables Note Trust 2005-A (“2005-A”), a qualified special purpose entity, without recourse to us or BRFC X, except for breaches of certain representations and warranties at the time of sale. The proceeds of $31.8 million (at an advance rate of 90%) as payment for the Pre-funded Receivables were deposited into an escrow account by the Indenture Trustee of the 2005 Term Securitization until such receivables were actually sold by us to BRFC X. On December 29, 2005, we sold $16.7 million in Pre-funded Receivables to BRFC X and the $15.1 million purchase price was disbursed to us from the escrow account. On March 1, 2006, we sold the remaining $18.6 million in pre-funded receivables to BRFC X and the $16.7 purchase price was disbursed to us from the escrow account.

     The following assumptions were used to measure the initial fair value of the retained interest in notes receivable sold for each of the 2005 transactions: prepayment rates ranging from 17% to 9% per annum as the portfolios mature; loss severity rate ranging from 45% to 35%; default rates ranging from 10% to 1% per annum as the portfolios mature; and discount rates ranging from 9% to 12%.
Other Notes Receivable
     On June 26, 2001, we loaned $1.7 million to the Casa Grande Resort Cooperative Association I (the “Association”), the property owners’ association controlled by the vacation ownership owners at the La Cabana Beach and Racquet Club™ (“La Cabana”) resort in Aruba. During 2004, upon mutual agreement with the Association, we offset the unpaid balance of $1.2 million on this unsecured loan against maintenance fees we were assessed by the Association on our unsold VOIs at the La Cabana resort.
6. Retained Interests in Notes Receivable Sold
Retained Interests in Notes Receivable Sold
     Our retained interests in notes receivable sold, which are classified as available-for-sale investments, and their associated unrealized gains and losses are set forth below (in thousands).

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2004 (As Restated):	Cost	Gain	Loss	Fair Value
2002 Term Securitization (see Note 5)	$23,832	$1,527	$—	$25,359
2004 Term Securitization (see Note 5)	29,339	5,756	—	35,095
GE Purchase Facility (see Note 5)	5,529	530	—	6,059

Total	$58,700	$7,813	$—	$66,513

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2005:	Cost	Gain	Loss	Fair Value
2002 Term Securitization (see Note 5)	$18,491	$—	$—	$18,491
2004 Term Securitization (see Note 5)	33,371	3,373	—	36,744
GE Purchase Facility (see Note 5)	6,284	500	—	6,784
2005 Term Securitization (see Note 5)	33,606	10,071	—	43,677

Total	$91,752	$13,944	$—	$105,696

     The contractual maturities of our retained interest in notes receivable sold as of December 31, 2005, based on the final maturity dates of the underlying notes receivable , range from five to ten years.

	Amortized
	Cost	Fair Value
After one year but within five	$—	$—
After five years but within ten	91,752	105,696

Total	$91,752	$105,696

     The following assumptions were used to measure the fair value of the above retained interests: prepayment rates ranging from 20% to 9% per annum as the portfolios mature; loss severity rates ranging from 30% to 73%; default rates ranging from 10% to 1% per annum as the portfolios mature; and discount rates ranging from 8% to 9%.
     The following table shows the hypothetical fair value of our retained interests in notes receivable sold based on a 10% and a 20% adverse change in each of the assumptions used to measure the fair value of those retained interests (dollars in thousands):

	Hypothetical Fair Value at December 31, 2005
	Adverse			GE
	Change	2002 Term	2004 Term	Purchase	2005 Term
	Percentage	Securitization	Securitization	Facility	Securitization
Prepayment rate:	10%	$18,230	$36,219	$6,679	$43,090
	20%	17,978	35,718	6,580	42,526

Loss severity rate:	10%	18,053	35,817	6,470	42,067
	20%	17,615	34,891	6,156	40,462

Default rate:	10%	18,010	36,676	6,419	41,657
	20%	17,537	34,628	6,061	39,689

Discount rate:	10%	18,158	35,246	6,595	41,539
	20%	17,836	35,765	6,415	39,518
     The table below summarizes certain cash flows received from and (paid to) our qualifying special purpose finance subsidiaries (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Proceeds from new sales of receivables	$—	$192,580	$198,260
Collections on previously sold receivables	(55,182)	(65,123)	(104,863)
Servicing fees received	2,352	2,931	4,969
Purchases of foreclosed assets	—	—	(3,074)
Resales of foreclosed assets	(12,451)	(16,886)	(30,573)
Remarketing fees received	6,450	8,707	16,793
Cash received on retained interests in notes receivable sold	7,402	8,688	11,016
Cash paid to fund required reserve accounts	(3,939)	(3,469)	(6,445)
     Quantitative information about the portfolios of vacation ownership notes receivable previously sold without recourse in which we hold the above retained interests is as follows (in thousands):

	As of		Year Ended
	December 31, 2005		December 31, 2005
		Principal
	Total	Amount
	Principal	of Loans
	Amount of	More than 60	Credit Losses, Net
	Loans	Days Past Due	of Recoveries
2002 Term Securitization	$70,307	$3,070	$3,959
2004 Term Securitization	115,997	4,290	6,303
2004 GE Purchase Facility	33,184	1,126	—
2005 Term Securitization	209,915	5,302	—
     The net unrealized gain on our retained interests in notes receivable sold, which is presented as a separate component of our shareholders’ equity, is net of income taxes of approximately $1.7 million, $3.0 million and $5.4 million as of December 31, 2003 , 2004 and 2005, respectively.
     During the year ended December 31, 2005, we recorded an other-than-temporary decrease of approximately $539,000 in the fair value of our retained interest associated with the 2002 Term Securitization, based on higher than projected default rates in the portfolio of receivables securitized. This charge has been netted against interest income on our consolidated statements of income.

7. Inventory
     Our net inventory holdings, summarized by division, are set forth below (in thousands).

	December 31, 2004	December 31, 2005
	(As Restated)
Bluegreen Resorts	$126,377	$173,338
Bluegreen Communities	78,975	67,631

	$205,352	$240,969

     Bluegreen Resorts inventory as of December 31, 2004, consisted of land inventory of $35.2 million, $32.1 million of construction-in-progress and $59.0 million of completed vacation ownership units. Bluegreen Resorts inventory as of December 31, 2005, consisted of land inventory of $19.2 million, $54.2 million of construction-in-progress and $99.9 million of completed vacation ownership units.
     Interest capitalized during the years ended December 31, 2003, 2004, and 2005 totaled $7.2 million, $7.9 million and $10.0 million, respectively. The interest expense reflected in our consolidated statements of income is net of capitalized interest.
8. Property and Equipment
     The table below sets forth the property and equipment held by us (in thousands).

	Useful	December 31,	December 31,
	Life	2004	2005
Office equipment, furniture and fixtures	3-14 years	$42,229	$50,720
Golf course land, land improvements, buildings and equipment	7-39 years	28,295	32,497
Land, buildings and building improvements	3-31 years	25,370	25,902
Leasehold improvements	2-14 years	9,381	12,041
Aircraft	5 years	1,415	1,415
Vehicles and equipment	3-5 years	978	1,129

		107,668	123,704
Accumulated depreciation and amortization of leasehold improvements		(33,424)	(44,070)

Total		$74,244	$79,634

9. Goodwill and Intangible Assets
     The table below sets forth our goodwill and intangible asset (in thousands).

	December 31,	December 31,
	2004	2005
Intangible asset:
Customer list acquired in connection with the acquisition of substantially all of the assets of TMOV	$13,654	$13,654
Accumulated amortization	(13,433)	(13,617)

Net intangible asset	221	37
Goodwill	4,291	4,291

Total	$4,512	$4,328

Annual amortization expense relative to the intangible asset	$716	$150

     We estimate that the unamortized balance of the customer list intangible asset will be amortized during 2006.

     All of our goodwill relates to our Bluegreen Resorts division. Our impairment tests during the years ended December 31, 2003, 2004, and 2005 determined that no goodwill impairment existed.
10. Receivable-Backed Notes Payable
     The GMAC Receivables Facility. In February 2003, we entered into a revolving vacation ownership receivables credit facility (the “GMAC Receivables Facility”) with Residential Funding Corporation (“RFC”), an affiliate of GMAC. The borrowing limit under the GMAC Receivables Facility, as increased by amendment, is $75.0 million. The borrowing period on the GMAC Receivables Facility, as amended, expires on February 15, 2008, and outstanding borrowings mature no later than February 15, 2015. The GMAC Receivables Facility has detailed requirements with respect to the eligibility of receivables for inclusion and other conditions to funding. The borrowing base under the GMAC Receivables Facility is 90% of the outstanding principal balance of eligible notes arising from the sale of VOIs. The GMAC Receivables Facility includes affirmative, negative and financial covenants and events of default. All principal and interest payments received on pledged receivables are applied to principal and interest due under the GMAC Receivables Facility. Indebtedness under the facility bears interest at the London Interbank Offered Rate (“LIBOR”) plus 4.00% (8.34% at December 31, 2005). During the year ended December 31, 2005, we pledged approximately $18.8 million in aggregate principal balance of vacation ownership receivables under the GMAC Receivables Facility and received $16.9 million in cash borrowings. As of December 31, 2005, $25.4 million was outstanding under the GMAC Receivables Facility.
     The Foothill Facility. We have a $30.0 million revolving credit facility with Foothill secured by the pledge of Bluegreen Communities’ receivables, with up to $10.0 million of the total facility available for Bluegreen Communities’ inventory borrowings and up to $10.0 million of the total facility available for the pledge of Bluegreen Resorts’ receivables (the “Foothill Facility”). The Foothill Facility requires principal payments based on agreed-upon release prices as homesites in the encumbered communities are sold and bears interest at the prime lending rate plus 1.25% (8.50% at December 31, 2005), payable monthly. The interest rate charged on outstanding receivable borrowings under the Foothill Facility, as amended, is the prime lending rate plus 0.25% (7.5% at December 31, 2005) when the average monthly outstanding loan balance is greater than or equal to $15.0 million. If the average monthly outstanding loan balance is less than $15.0 million, the interest rate is the greater of 4.00% or the prime lending rate plus 0.50% (7.75% at December 31, 2005). All principal and interest payments received on pledged receivables are applied to principal and interest due under the Foothill Facility. We can borrow under the Foothill Facility through December 31, 2006. There were no borrowings under the Foothill Facility during the year ended December 31, 2005. At December 31, 2005, the outstanding principal balance under this facility was approximately $3.2 million, approximately $2.2 million of which related to Bluegreen Communities’ receivables borrowings and $1.0 million of which related to Bluegreen Resorts’ receivables borrowings. Outstanding indebtedness collateralized by receivables is due December 31, 2008.
     The Textron Facility. During December 2003, we signed a combination $30.0 million Acquisition and Development and Timeshare Receivables facility with Textron Financial Corporation (the “Textron Facility”). The borrowing period for acquisition and development loans under the Textron Facility expired on October 1, 2004, The borrowing period for vacation ownership receivables loans under the Textron Facility expired on March 1, 2006, and outstanding vacation ownership receivables borrowings mature no later than March 31, 2009. Receivable-backed borrowings under the Textron Facility bear interest at the prime lending rate plus 1.00% (8.25% at December 31, 2005), subject to a 6.00% minimum interest rate. During the year ended December 31, 2005, we borrowed $10.5 million collateralized by $11.6 million of vacation ownership receivables. As of December 31, 2005, $3.8 million was outstanding under the Textron Facility, all of which was receivable -backed debt.
     The Resort Finance Facility. On October 8, 2003, Resort Finance, LLC (“RFL”) acquired and assumed the rights, obligations and commitments of ING Capital, LLC (“ING”) as initial purchaser in an existing vacation ownership receivables purchase facility (the “RFL Facility”) originally executed between ING and us in April 2002. On September 30, 2004, we executed an extension of the RFL Facility to allow for borrowings on notes receivable for a cumulative advance amount of up to $100.0 million on a revolving basis through September 29, 2005. On September 29, 2005, we executed an extension of the RFL Facility to December 29, 2005.
     The RFL Facility utilized an owner’s trust structure, pursuant to which we pledged receivables to Bluegreen Receivables Finance Corporation V, one of our wholly-owned, special purpose finance subsidiaries (“BRFC V”), and

BRFC V pledged the receivables to an owner’s trust (a qualified special purpose entity) without recourse to us or BRFC V except for breaches of certain representations and warranties at the time of funding. We did not enter into any guarantees in connection with the RFL Facility. Under the RFL Facility, a variable advance rate of 85.00% of the principal balance of the receivables pledged, subject to certain customary terms and conditions, was paid in cash at funding. The balance of advance was deferred until such time as RFL had received a specified return and all servicing, custodial, agent and similar fees and expenses have been paid. RFL earned a return equal to LIBOR plus an additional return ranging from 2.00% to 3.25% (based on the amount outstanding under the RFL Facility) from October 8, 2003 through September 30, 2004, and earned a return equal to LIBOR plus 3.25% through December 29, 2005, subject to the use of alternate return rates in certain circumstances. In addition, RFL received a 0.25% annual facility fee. Notes receivable financed under the RFL Facility qualify as legal sales but were are treated as borrowings in our consolidated financial statements in compliance with SFAS No. 140.
     On December 28, 2005, in connection with the 2005 Term Securitization (See Note 5) we paid off $15.8 million of receivable-backed notes payable and sold $17.5 million of aggregate principal balance of notes receivable previously pledged to RFL. Our ability to borrow under the RFL Facility expired on December 29, 2005.
     At December 31, 2005, $41.8 million in notes receivable secured our $35.7 million in receivable-backed notes payable.
11. Lines-of-Credit and Notes Payable
     We have outstanding borrowings with various financial institutions and other lenders, which have been used to finance the acquisition and development of our inventory and to fund operations. Financial data related to our borrowing facilities is set forth below (in thousands).

	December 31,	December 31,
	2004	2005
Lines-of-credit secured by inventory and golf courses with a carrying value of $130.0 million at December 31, 2005. Interest rates range from 6.25% to 7.15% at December 31, 2004 and 8.13% to 9.09% at December 31, 2005. Maturities range from October 2007 to September 2009	$50,024	$35,255

Notes and mortgage notes secured by certain inventory, property, equipment and investments with an aggregate carrying value of $51.9 million at December 31, 2005. Interest rates ranging from 3.31% to 7.04% at December 31, 2004 to 4.75% to 8.13% at December 31, 2005. Maturities range from on demand to June 2009	19,354	24,057

Lease obligations secured by the underlying assets with an aggregate carrying value of $2.4 million at December 31, 2005. Imputed interest rates ranging from 2.84% to 10.67% at December 31, 2004 and from 3.29% to 14.20% at December 31, 2005. Maturities range from March 2006 to October 2010	2,571	2,116

Total	$71,949	$61,428

     The table below sets forth the contractual minimum principal payments required on our lines-of-credit and notes payable and capital lease obligations for each year subsequent to December 31, 2005. Such minimum contractual payments may differ from actual payments due to the effect of principal payments required on a homesite or VOI release basis for certain of the above obligations (in thousands).

2006	$21,459
2007	20,971
2008	11,210
2009	7,731
2010	57

Total	$61,428

     The following is a discussion of our significant credit facilities and significant new borrowings during the year ended December 31, 2005:
The GMAC AD&C Facility. In September 2003, RFC provided us with a $75.0 million acquisition, development and construction revolving credit facility for Bluegreen Resorts (the “GMAC AD&C Facility”). In March 2006 RFL expanded the GMAC AD&C Facility to allow for a revolving facility limit of $150.0 million. The borrowing period on the GMAC AD&C Facility, as amended, expires on February 15, 2008, and outstanding borrowings mature no later than August 15, 2013, although specific draws typically are due four years from the borrowing date. Principal will be repaid through agreed-upon release prices as VOIs are sold at the financed resorts, subject to minimum required amortization. Through February 15, 2006, indebtedness under the facility beared interest at 30-day LIBOR plus 4.75% (9.09% at December 31, 2005). As amended, the GMAC AD&C Facility will bear interest at LIBOR plus 4.50% after February 15,2006. Interest payments are due monthly. During the year ended December 31, 2005, we borrowed $33.1 million under the GMAC AD&C Facility to fund the development of VOIs at The Fountains and the acquisition of Carolina Grande. As of December 31, 2005, $33.4 million was outstanding under the GMAC AD&C Facility.
The RFL A&D Facility. In January 2005, we entered into a $50.0 million revolving credit facility with RFL (the “RFL A&D Facility”). We use the proceeds from the RFL A&D Facility to finance the acquisition and development of vacation ownership resorts. The RFL A&D Facility is secured by 1) a first mortgage and lien on all assets purchased with the RFL A&D Facility; 2) a first assignment of all construction contracts, related documents, building permits and completion bond; 3) a negative pledge of our interest in any management, marketing, maintenance or service contracts; and 4) a first assignment of all operating agreements, rents and other revenues at the vacation ownership resorts which serve as collateral for the RFL A&D Facility, subject to any requirements of the respective property owners’ associations. Borrowings under the RFL A&D Facility can be made through January 10, 2007. Principal payments will be effected through agreed-upon release prices paid to RFL as vacation ownership interests in the resorts that serve as collateral for the RFL A&D Facility. The outstanding principal balance of any borrowings under the RFL A&D Facility must be repaid by January 10, 2008. Indebtedness under the facility bears interest at 30-day LIBOR plus 3.90%, subject to a 6.90% floor (8.29% at December 31, 2005). Interest payments are due monthly. We are required to pay a commitment fee equal to 1.00% of the $50.0 million facility amount, which is paid at the time of each borrowing under the RFL A&D Facility as 1.00% of each borrowing with the balance being paid on the unutilized facility amount on January 10, 2007. In addition, we are required to pay a program fee equal to 0.125% of the $50.0 million facility amount per annum, payable monthly. The RFL A&D Facility documents include customary conditions to funding, acceleration provisions and certain financial affirmative and negative covenants. In January 2005, we borrowed $9.5 million under the RFL A&D Facility in connection with the acquisition of the Daytona SeaBreeze resort in Daytona Beach Shores. As of December 31, 2005, there were no amounts outstanding under the RFL A&D Facility.
The GMAC Communities Facility. In May 2005 and again in March 2006, we amended our existing $75.0 million revolving credit facility with RFC (the “GMAC Communities Facility”). The GMAC Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects, as well as any Bluegreen Communities projects acquired by us with funds borrowed under the GMAC Communities Facility (the “Secured Projects”): Brickshire (New Kent County, Virginia); Mountain Lakes Ranch (Bluffdale, Texas); Ridge Lake Shores (Magnolia, Texas); Riverwood Forest (Fulshear, Texas); Waterstone (Boerne, Texas); Catawba Falls Preserve (Black Mountain, North Carolina); Lake Ridge at Joe Pool Lake (Cedar Hill and Grand Prairie, Texas); Mystic Shores at Canyon Lake (Spring Branch, Texas); Yellowstone Creek Ranch (Pueblo, Colorado); and Havenwood at Hunters’ Crossing (New Braunfels, Texas) (the “Texas Property”). In addition, the GMAC Communities Facility is secured by our Carolina National and The Preserve at Jordan Lake golf courses in Southport, North Carolina and Chapel Hill, North Carolina, respectively. Borrowings can be drawn on such projects through September 30, 2007. Principal payments are effected through agreed-upon release prices paid to RFC as homesites in the Secured Projects are sold. The outstanding principal balance of any borrowings under the GMAC Communities Facility must be repaid by September 30, 2009. The interest charged on outstanding borrowings is at the prime lending rate plus 1.00% (8.25% at December 31, 2005). Interest payments are due monthly. The GMAC Communities Facility includes customary conditions to funding, acceleration and event of default provisions and certain financial affirmative and negative covenants. We use the proceeds from the GMAC Communities Facility to repay outstanding indebtedness on Bluegreen Communities projects, finance the acquisition and development of Bluegreen Communities projects and for general corporate purposes. In July 2005, we borrowed an additional $7.5 million under the GMAC Communities Facility in connection with the acquisition of the Texas Property. As of December 31, 2005, $1.8 million was outstanding under the

GMAC Communities Facility. In March 2006, we borrowed $27.2 million to fund the acquisition of 1,579 acres in Grayson County, Texas, and for general operating purposes.
The Wachovia Line-of-Credit. We have a $15.0 million unsecured line-of-credit with Wachovia Bank, N.A. Amounts borrowed under the line bear interest at 30-day LIBOR plus 2.00% (6.34% at December 31, 2005). Interest is due monthly and all outstanding amounts are due on June 30, 2006. Borrowings under the line-of-credit are limited to an amount which is less than the remaining availability under our current, active vacation ownership receivables purchase facilities plus availability under certain receivables warehouse facilities, less any outstanding letters of credit. The line-of-credit agreement contains covenants and conditions typical of arrangements of this type. As of December 31, 2005, no borrowings were outstanding under the line; however, an aggregate of $523,000 of irrevocable letters of credit were outstanding under this line-of-credit at December 30, 2005. These letters of credit expire on December 31, 2006. This line-of-credit is an available source of short-term liquidity.
12. Senior Secured Notes Payable
On April 1, 1998, we consummated a private placement offering (the “Offering”) of $110.0 million in aggregate principal amount of 10.50% senior secured notes due April 1, 2008 (the “Notes”). On June 27, 2005, we used the proceeds from our junior subordinated debentures to redeem $55.0 million in aggregate principal amount of the Notes at a redemption price of 101.75% plus accrued and unpaid interest through June 26, 2005 of approximately $1.4 million. Interest on the Notes is payable semiannually on April 1 and October 1 of each year. The Notes became redeemable at our option, in whole or in part, in cash, on April 1, 2003 and annually thereafter, together with accrued and unpaid interest, if any, to the date of redemption at the following redemption prices: 2003 — 105.25%; 2004 — 103.50%; 2005 — 101.75% and 2006 and thereafter — 100.00%. As of December 31, 2005 the Notes totaled $55 million.
     The Notes are our senior obligations and rank pari passu in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated obligations. None of the assets of Bluegreen Corporation secures its obligations under the Notes, and the Notes are effectively subordinated to our secured indebtedness to any third party to the extent of assets serving as security thereon. The Notes are unconditionally guaranteed, jointly and severally, by each of our subsidiaries (the “Subsidiary Guarantors”), with the exception of the Joint Venture, Bluegreen Properties N.V., Resort Title Agency, Inc., any special purpose finance subsidiary, any subsidiary which is formed and continues to operate for the limited purpose of holding a real estate license and acting as a broker, and certain other subsidiaries which have individually less than $50,000 of assets (collectively, “Non-Guarantor Subsidiaries”). Each of the note guarantees covers the full amount of the Notes and each of the Subsidiary Guarantors is 100% owned, directly or indirectly, by us. The Note guarantees are senior obligations of each Subsidiary Guarantor and rank pari passu in right of payment with all existing and future senior indebtedness of each such Subsidiary Guarantor and senior in right of payment to all existing and future subordinated indebtedness of each such Subsidiary Guarantor. The Note guarantees of certain Subsidiary Guarantors are secured by a first mortgage (subject to customary exceptions) or similar instrument (each, a “Mortgage”) on certain Bluegreen Communities properties of such Subsidiary Guarantors (the “Pledged Properties”). Absent the occurrence and the continuance of an event of default, the Notes trustee is required to release its lien on the Pledged Properties as property is sold and the Trustee does not have a lien on the proceeds of any such sale. As of December 31, 2005, the Pledged Properties had an aggregate net carrying value of approximately $757,000. The Notes’ indenture includes certain negative covenants including restrictions on the incurrence of debt and liens and on payments of cash dividends.
     Supplemental financial information for Bluegreen Corporation, our combined Non-Guarantor Subsidiaries and our combined Subsidiary Guarantors is presented below.

CONDENSED CONSOLIDATING BALANCE SHEETS
(dollars in thousands)

	December 31, 2004 (As Restated)
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$70,256	$18,793	$11,516	$—	$100,565
Contracts receivable, net	—	1,365	26,720	—	28,085
Intercompany receivable	69,977	—	—	(69,977)	—
Notes receivable, net	—	62,060	89,991	—	152,051
Other assets	2,645	6,070	22,886	—	31,601
Inventory, net	—	20,744	184,608	—	205,352
Retained interests in notes receivable sold	—	66,513	—	—	66,513
Investments in subsidiaries	213,011	—	3,230	(216,241)	—
Property and equipment, net	15,084	2,013	57,147	—	74,244

Total assets	$370,973	$177,558	$396,098	$(286,218)	$658,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable, accrued liabilities and other	$12,353	$14,817	$52,940	$—	$80,110
Intercompany payable	—	6,557	63,420	(69,977)	—
Deferred income taxes	(18,683)	32,124	42,623	—	56,064
Lines-of-credit and notes payable	6,237	55,658	83,267	—	145,162
10.50% senior secured notes payable	110,000	—	—	—	110,000

Total liabilities	109,907	109,156	242,250	(69,977)	391,336
Minority interest	—	—	—	6,009	6,009
Total shareholders’ equity	261,066	68,402	153,848	(222,250)	261,066

Total liabilities and shareholders’ equity	$370,973	$177,558	$396,098	$(286,218)	$658,411

	December 31, 2005
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$55,708	$15,443	$13,553	$—	$84,704
Contracts receivable, net	—	1,801	25,672	—	27,473
Intercompany receivable	92,641	—	—	(92,641)	—
Notes receivable, net	—	48,294	79,489	—	127,783
Other assets	4,028	4,666	19,290	—	27,984
Inventory, net	—	17,857	223,112	—	240,969
Retained interests in notes receivable sold	—	105,696	—	—	105,696
Investments in subsidiaries	265,023	—	3,230	(268,253)	—
Property and equipment, net	14,569	1,330	63,735	—	79,634

Total assets	$431,969	$195,087	$428,081	$(360,894)	$694,243

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accounts payable, accrued liabilities and other	$20,214	$68,397	$(4,385)	$—	$84,226
Intercompany payable	—	(48,757)	65,447	(92,641)	—
Deferred income taxes	(21,798)	41,824	89,364	—	75,404
Lines-of-credit and notes payable	5,607	27,064	64,488	—	97,159
10.50% senior secured notes payable	55,000	—	—	—	55,000
Junior subordinated debentures	59,280	—	—	—	59,280

Total liabilities	118,303	88,528	214,914	(92,641)	371,069
Minority interest	—	—	—	9,508	9,508
Total shareholders’ equity	313,666	106,559	213,167	(277,761)	313,666

Total liabilities and shareholders’ equity	$431,969	$195,087	$428,081	$(360,894)	$694,243

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
(dollars in thousands)

	Year Ended December 31, 2003 (As Restated)
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Eliminations	Consolidated
REVENUES
Sales of real estate	$—	$39,489	$319,855	$—	$359,344
Other resort and communities operations revenue	—	7,394	48,000	—	55,394
Management fees	38,855	—	—	(38,855)	—
Equity income from subsidiaries	19,979	—	—	(19,979)	—
Interest income	282	20,065	9,551	—	29,898
Gain on sales of notes receivable	—	—	—	—	—
Other income	40	(191)	608	—	457

	59,156	66,757	378,014	(58,834)	445,093

COSTS AND EXPENSES
Cost of real estate sales	—	10,274	99,172	—	109,446
Cost of other resort and communities operations	—	3,963	56,809	—	60,772
Management fees	—	1,114	37,741	(38,855)	—
Selling, general and administrative expenses	29,589	21,244	152,975	—	203,808
Interest expense	9,819	3,919	3,505	—	17,243
Provision for loan losses	—	13,071	5,168	—	18,239

	39,408	53,585	355,370	(38,855)	409,508

Income before minority interest and (benefit) provision for income taxes	19,748	13,172	22,644	(19,979)	35,585
Minority interest in income of consolidated Subsidiary	—	—	—	3,330	3,330

Income before provision (benefit) for income taxes	19,748	13,172	22,644	(23,309)	32,255
Provision (benefit) for income taxes	(89)	3,789	8,718	—	12,418

Net income	$19,837	$9,383	$13,926	$(23,309)	$19,837

	Year Ended December 31, 2004 (As Restated)
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Eliminations	Consolidated
REVENUES
Sales of real estate	$—	$48,572	$453,836	$—	$502,408
Other resort and communities operations revenue	—	6,740	59,669	—	66,409
Management fees	53,664	—	—	(53,664)	—
Equity income from subsidiaries	39,598	—	—	(39,598)	—
Interest income	339	23,346	12,254	—	35,939
Gain on sales of notes receivable	—	25,972	—	—	25,972

	93,601	104,630	525,759	(93,262)	630,728

COSTS AND EXPENSES
Cost of real estate sales	—	13,702	166,026	—	179,728
Cost of other resort and communities operations	—	4,574	66,211	—	70,785
Management fees	—	1,088	52,576	(53,664)	—
Selling, general and administrative expenses	40,615	22,814	198,995	—	262,424
Interest expense	8,452	4,994	4,979	—	18,425
Provision for loan losses	—	18,474	5,960	—	24,434
Other expense	121	1,068	477	—	1,666

	49,188	66,714	495,224	(53,664)	557,462

Income before minority interest and provision for income taxes	44,413	37,916	30,535	(39,598)	73,226
Minority interest in income of consolidated subsidiary	—	—	—	4,065	4,065

Income before provision for income taxes	44,413	37,916	30,535	(43,663)	69,201
Provision for income taxes	1,854	13,032	11,756	—	26,642

Net income	$42,559	$24,884	$18,779	$(43,663)	$42,559

	Year Ended December 31, 2005
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Eliminations	Consolidated
REVENUES
Sales of real estate	$—	$55,007	$495,328	$—	$550,335
Other resort and communities operations revenue	—	13,236	60,561	—	73,797
Management fees	58,360	—	—	(58,360)	—
Equity income from subsidiaries	52,045	—	—	(52,045)	—
Interest income	1,379	17,294	16,125	—	34,798
Gain on sales of notes receivable	—	25,226	—	—	25,226

	111,784	110,763	572,014	(110,405)	684,156

COSTS AND EXPENSES
Cost of real estate sales	—	15,955	161,845	—	177,800
Cost of other resort and communities operations	—	5,056	72,261	—	77,317
Management fees	—	1,158	57,202	(58,360)	—
Selling, general and administrative expenses	61,934	27,297	211,008	—	300,239
Interest expense	4,446	2,875	7,153	—	14,474
Provision for loan losses	—	1,416	26,171	—	27,587
Other expense (income)	1,967	3,117	1,123	—	6,207

	68,347	56,874	536,763	(58,360)	603,624

Income before minority interest and provision (benefit) for income taxes	43,437	53,889	35,251	(52,045)	80,532
Minority interest in income of consolidated subsidiary	—	—	—	4,839	4,839

Income before provision (benefit) for income taxes	43,437	53,889	35,251	(56,884)	75,693
Provision (benefit) for income taxes	(3,114)	19,502	12,754	—	29,142

Net income (loss)	$46,552	$34,387	$22,497	$(56,884)	$46,551

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31, 2003 (As Restated)
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Consolidated
Operating activities:
Net cash provided (used) by operating activities	$9,928	$(4,266)	$33,365	$39,027

Investing activities:
Cash received from retained interests in notes receivable sold	—	7,402	—	7,402
Principal payments received on investment in note receivable	456	—	—	456
Business acquisition	—	—	(500)	(500)
Purchases of property and equipment	(3,310)	(420)	(8,163)	(11,893)
Proceeds from sales of property and equipment	854	—	230	1,084

Net cash provided (used) by investing activities	(2,000)	6,982	(8,433)	(3,451)

Financing activities:
Proceeds from borrowings under line-of-credit facilities and notes payable	7,000	8,125	25,000	40,125
Payments under line-of-credit facilities and notes payable	(7,568)	(1,384)	(41,026)	(49,978)
Payment of debt issuance costs	(1,073)	(631)	(928)	(2,632)
Proceeds from exercise of employee and director stock options	1,212	—	—	1,212

Net cash (used) provided by financing activities	(429)	6,110	(16,954)	(11,273)

Net increase in cash and cash equivalents	7,499	8,826	7,978	24,303

Cash and cash equivalents at beginning of year	22,373	4,822	7,081	34,276

Cash and cash equivalents at end of year	29,872	13,648	15,059	58,579

Restricted cash and cash equivalents at end of year	(173)	(7,085)	(11,830)	(19,088)

Unrestricted cash and cash equivalents at end of year	$29,699	$6,563	$3,229	$39,491

	Year Ended December 31, 2004 (As Restated)
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Consolidated
Operating activities:
Net cash provided by operating activities	$41,212	$6,366	$44,178	$91,756

Investing activities:
Cash received from retained interests in notes receivable sold	—	8,688	—	8,688
Business acquisition	—	—	(825)	(825)
Purchases of property and equipment	(5,380)	(643)	(12,386)	(18,409)
Proceeds from sales of property and equipment	—	—	8	8

Net cash provided (used) by investing activities	(5,380)	8,045	(13,203)	(10,538)

Financing activities:
Proceeds from borrowings under line-of-credit facilities and notes payable	—	3,179	57,478	60,657
Payments under line-of-credit facilities and notes payable	(1,769)	(8,525)	(90,185)	(100,479)
Payment of 8.25% subordinated convertible debentures	(273)	—	—	(273)
Payment of debt issuance costs	—	(3,920)	(1,811)	(5,731)
Proceeds from exercise of employee and director stock options	6,594	—	—	6,594

Net cash (used) provided by financing activities	4,552	(9,266)	(34,518)	(39,232)

Net increase in cash and cash equivalents	40,384	5,145	(3,543)	41,986
Cash and cash equivalents at beginning of year	29,872	13,648	15,059	58,579

Cash and cash equivalents at end of year	70,256	18,793	11,516	100,565
Restricted cash and cash equivalents at end of year	(173)	(9,509)	(11,741)	(21,423)

Unrestricted cash and cash equivalents at end of year	$70,083	$9,284	$(225)	$79,142

	Year Ended December 31, 2005
		Combined	Combined
	Bluegreen	Non-Guarantor	Subsidiary
	Corporation	Subsidiaries	Guarantors	Consolidated
Operating activities:
Net cash (used) provided by operating activities	$(3,393)	$27,668	$31,308	$55,583

Investing activities:
Cash received from retained interests in notes receivable sold	—	11,016	—	11,016
Investment in statutory business trust	(1,780)	—	—	(1,780)
Installment payments on business acquisition	—	—	(675)	(675)
Purchases of property and equipment	(5,112)	(216)	(11,396)	(16,724)
Sales of property and equipment	—	—	22	22

Net cash (used) provided by investing activities	(6,892)	10,800	(12,049)	(8,141)

Financing activities:
Proceeds from borrowings under line-of-credit facilities and notes payable	—	—	26,382	26,382
Payments under line-of-credit facilities and notes payable	(1,071)	(1,113)	(89,887)	(92,071)
Redemption of 10.50% senior secured notes payable	(55,000)	—	—	(55,000)
Proceeds from issuance of junior subordinated debentures	59,280	—	—	59,280
Payment of debt issuance costs	(1,862)	(37)	(1,401)	(3,300)
Proceeds from exercise of employee and director stock options	1,406	—	—	1,406

Net cash provided (used) by financing activities	2,753	(1,150)	(64,906)	(63,303)

Net (decrease) increase in cash and cash equivalents	(7,532)	37,318	(45,647)	(15,861)
Cash and cash equivalents at beginning of period	70,256	18,793	11,516	100,565

Cash and cash equivalents at end of period	55,708	15,443	13,553	84,704
Restricted cash and cash equivalents at end of period	(173)	(6,709)	(11,439)	(18,321)

Unrestricted cash and cash equivalents at end of period	$55,535	$8,734	$2,114	$66,383

13. Convertible Subordinated and Junior Subordinated Debentures
Convertible Subordinated Debentures
     Through November 18, 2004, $7.0 million of our 8.25% Convertible Subordinated Debentures (the “Debentures”) were voluntarily converted by the holders of the Debentures at a conversion price of $8.24 per share. We called the remaining balance of $27.4 million on November 19, 2004, which resulted in the voluntary conversion of all but $273,000 of the Debentures at a conversion price of $8.24 per share. We redeemed the remaining $273,000 for cash at a price of 100% plus accrued and unpaid interest through the redemption date. The total of such conversions resulted in the issuance of 4.1 million shares of our common stock. In connection with this conversion, we wrote off approximately $414,000 of related debt issuance costs to additional paid-in capital. Accrued interest forfeited by debenture holders upon conversion of approximately $282,000 was credited to additional paid-in capital.
Trust Preferred Securities Offerings
     We have formed statutory business trusts (collectively, the “Trusts”) and each issued trust preferred securities and invested the proceeds thereof in our junior subordinated debentures. The Trusts are variable interest entities in which we are not the primary beneficiary as defined by FASB Interpretation No. 46R. Accordingly, we do not consolidate the operations of the Trusts; instead, the Trusts are accounted for under the equity method of accounting. In each of these transactions, the applicable Trust issued trust preferred securities as part of a larger pooled trust securities offering which was not registered under the Securities Act of 1933. The applicable Trust then used the proceeds from issuing the trust preferred securities to purchase an identical amount of junior subordinated debentures from us. Interest on the junior subordinated debentures and distributions on the trust preferred securities are payable quarterly in arrears at the same interest rate. Distributions on the trust preferred securities are cumulative and based upon the liquidation value of the trust preferred security. The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption. The junior subordinated debentures are redeemable in whole or in part at the Company’s option at any time after five years from the issue date or sooner following certain specified events. In addition, we made an initial equity contribution to each Trust in exchange for its common securities, all of which are owned by us, and those proceeds were also used to purchase an identical amount of junior subordinated debentures from us. The terms of each Trust’s common securities are nearly identical to the trust preferred securities.
We had the following junior subordinated debentures outstanding at December 31, 2005 (dollars in thousands):

	Outstanding
	Amount of	Initial		Fixed	Variable	Beginning
	Junior	Equity		Interest	Interest	Optional
	Subordinated	To	Issue	Rate	Rate	Redemption	Maturity
Trust	Debentures	Trust	Date	(1)	(2)	Date	Date

Bluegreen
Statutory Trust I	$23,196	$696	3/15/05	9.160%	LIBOR + 4.90%		3/30/10 3/30/35
Bluegreen
Statutory Trust II	25,774	774	5/4/05	9.158%	LIBOR + 4.85%		7/30/10 7/30/35
Bluegreen
Statutory Trust III	10,310	310	5/10/05	9.193%	LIBOR + 4.85%		7/30/10 7/30/35

	$59,280	$1,780

(1)	Both the trust preferred securities and junior subordinated debentures bear interest at a fixed interest rate from the issue date through the beginning optional redemption date.

(2)	Both the trust preferred securities and junior subordinated debentures bear interest at a variable interest rate from the beginning optional redemption date through the maturity date.
14. Fair Value of Financial Instruments
     In estimating the fair values of our financial instruments, we used the following methods and assumptions:
     Cash and cash equivalents: The amounts reported in our consolidated balance sheets for cash and cash equivalents approximate fair value.
     Contracts receivable: The amounts reported in our consolidated balance sheets for contracts receivable approximate fair value. Contracts receivable are non-interest bearing and generally convert into cash or an interest-bearing mortgage note receivable within thirty days.
     Notes receivable: The amounts reported in our consolidated balance sheets for notes receivable approximate fair value based on discounted future cash flows using current rates at which similar loans with similar maturities would be made to borrowers with similar credit risk.
     Retained interests in notes receivable sold: Retained interests in notes receivable sold are carried at fair value based on discounted cash flow analyses.
     Lines-of-credit, notes payable, receivable-backed notes payable and junior subordinated debentures: The amounts reported in our consolidated balance sheets approximate their fair value for indebtedness that provides for variable interest rates. The fair value of our fixed-rate indebtedness was estimated using discounted cash flow analyses, based on our current incremental borrowing rates for similar types of borrowing arrangements.
     10.50% senior secured notes payable: The fair value of our 10.50% senior secured notes is based on the quoted market price in the over-the-counter bond market.

	December 31, 2004		December 31, 2005
	Carrying	Estimated	Carrying	Estimated
(As Restated)	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$100,565	$100,565	$84,704	$84,704
Contracts receivable, net	28,085	28,085	27,473	27,473
Notes receivable, net	152,051	152,051	127,783	127,783
Retained interests in notes receivable sold	66,513	66,513	105,696	105,696
Lines-of-credit, notes payable, and receivable- backed notes payable	145,162	145,162	97,159	97,159
10.50% senior secured notes payable	110,000	112,200	55,000	55,000
Junior subordinated debentures	—	—	59,280	57,309
15. Common Stock and Stock Option Plans
Stock Option Plans
     Under our employee stock option plans, options can be granted with various vesting periods. All options granted to employees on or prior to December 31, 2002 vest ratably over a five-year period from the date of grant (20% per year). Options granted to employees subsequent to December 31, 2002 vest 100% on the five-year anniversary of the date of grant. Our options are granted at exercise prices that either equal or exceed the quoted market price of our common stock at the respective dates of grant. All of our options expire ten years from the date of grant.
     The stock option plan covering our non-employee directors provided for the grant to our non-employee directors (the “Outside Directors”) of non-qualified stock options prior to the expiration of the ability to grant additional options under this Plan in June 2003. All options granted to Outside Directors on or prior to December 31, 2002 vested ratably over a three-year period while all options granted after December 31, 2002 vested immediately upon grant. All Outside Director stock options expire ten years from the date of grant, subject to alternative expiration dates under certain circumstances. Due to a “change in control” provision in the Outside Directors’ stock option agreements, all outstanding Outside Directors options as of April 10, 2002 immediately vested when Levitt Corporation (“Levitt”) (NYSE: LEV) acquired an aggregate of approximately 8.0 million shares of our outstanding common stock from certain real estate funds associated with Morgan Stanley Dean Witter and Company and Grace Brothers, Ltd. in private transactions. As a result of these purchases and the December 2003 transfer of BankAtlantic Bancorp, Inc.’s ownership interest in our common stock to Levitt in connection with its spin-off, Levitt beneficially owned approximately 31% of our outstanding common stock as of December 31, 2005.
     Subsequent to the expiration of the ability to grant options under our Outside Director stock option plan, we granted 55,000 and 141,346 stock options in 2004 and 2005, respectively, to certain Outside Directors from our employee stock option plan, which was consistent with the terms of our employee stock option plan.

     A summary of our stock option activity related to our Employee and Outside Directors Plans is presented below (in thousands, except per share data).

	Number of Shares	Outstanding	Exercise Price	Number of Shares
	Reserved	Options	Per Share	Exercisable
Employee Stock Option Plans:
Balance at December 31, 2003	3,101	2,300	$2.26-$9.50	1,416
Granted	—	40	$10.98
Forfeited	—	(20)	$2.26
Exercised	(966)	(966)	$2.26-$9.50

Balance at December 31, 2004	2,135	1,354	$2.29-$10.98	554
Approval of 2005 Stock Incentive Plan	2,000	—	—
Cancellation of 1995 Plan	(781)	—	—
Granted	—	809	$16.03-$18.36
Forfeited	(78)	(78)	$3.48-$8.50
Exercised	(131)	(131)	$3.13-$10.98

Balance at December 31, 2005	3,145	1,954	$2.29-$18.36	600

Outside Directors Plans:
Balance at December 31, 2003	492	492	$2.11-$9.31	492
Forfeited	(17)	(17)	$3.50
Exercised	(184)	(184)	$2.11-$9.31

Balance at December 31, 2004	291	291	$2.11-$9.31	291
Forfeited	(81)	(81)	$3.13-$9.31
Exercised	(145)	(145)	$3.13-$9.31

Balance at December 31, 2005	65	65	$2.11-9.31	65

The weighted-average exercise prices and weighted-average remaining contractual lives of our outstanding stock options at December 31, 2005 (grouped by range of exercise prices) were:

			Weighted-
			Average		Weighted-
	Number	Number of	Remaining	Weighted-	Average
	of Options	Vested Options	Contractual Life	Average	Exercise Price
	(In 000’s)	(In 000’s)	(in years)	Exercise Price	(vested only)
Employees Stock Option Plans:
$2.29-$3.13	47	37	3	$2.76	$2.89
$3.45-$4.88	658	82	6	$3.62	$4.65
$5.84-$5.89	115	15	8	$5.85	$5.89
$8.50-$10.98	325	325	4	$9.56	$9.56
$16.03-$18.36	809	141	9	$18.30	$18.04

	1,954	600

			Weighted-
			Average		Weighted-
	Number	Number of	Remaining	Weighted-	Average
	of Options	Vested Options	Contractual Life	Average	Exercise Price
	(In 000’s)	(In 000’s)	(in years)	Exercise Price	(vested only)
Outside Directors Plans:
$2.11	15	15	6	$2.11	$2.11
$3.48-$3.50	20	20	7	$3.49	$3.49
$5.94	15	15	4	$5.94	$5.94
$9.31	15	15	3	$9.31	$9.31

	65	65

Common Stock Reserved For Future Issuance
     As of December 31, 2005, common stock reserved for future issuance was comprised of shares issuable (in thousands):

Upon exercise of employee stock options	3,145
Upon exercise of outside director stock options	64

3,209

16. Commitments and Contingencies
     At December 31, 2005, the estimated cost to complete development work in subdivisions or resorts from which homesites or VOIs have been sold totaled $73.8 million. Development is estimated to be completed within the next three years and thereafter as follows: 2006 — $35.0 million, 2007 — $23.0 million, 2008 and beyond — $15.8 million.
     We lease certain office space and equipment under various noncancelable operating leases. Certain of these leases contain stated escalation clauses while others contain renewal options.
     Rent expense for the years ended December 31, 2003, 2004, and 2005 totaled approximately $5.5 million, $6.3 million, and $8.5 million, respectively.
     Lease commitments under these noncancelable operating leases for each of the five years subsequent to December 31, 2005, and thereafter are as follows (in thousands):

2006	$8,227
2007	7,339
2008	5,913
2009	4,287
2010	3,224
Thereafter	4,623

Total future minimum lease payments	$33,613

     We have approximately $530,000 in outstanding commitments under stand-by letters of credit with banks, primarily related to obtaining governmental approval of plats for one our Bluegreen Communities projects.
     In the ordinary course of our business, we become subject to claims or proceedings from time to time relating to the purchase, subdivision, sale or financing of real estate. Additionally, from time to time, we become involved in disputes with existing and former employees. We believe that these claims are routine litigation incidental to our business.
     On August 21, 2000, we received a notice of Field Audit Action (the “First Notice”) from the State of Wisconsin Department of Revenue (the “DOR”) alleging that two corporations purchased by us had failed to collect and remit sales and use taxes totaling $1.9 million to the State of Wisconsin prior to the purchase during the period from January 1, 1994 through September 30, 1997. On May 24, 2003, we received a second Notice of Field Audit Action (the “Second Notice”) from DOR alleging that the two subsidiaries failed to collect and remit sales and use taxes to the State of Wisconsin during the period from April 1, 1998 through March 31, 2002 totaling $1.4 million. The majority of the assessment was based on the subsidiaries not charging sales tax to purchasers of VOIs at our Christmas Mountain Village™ resort during the period from January 1, 1994 through December 31, 1999. The statute requiring the assessment of sales tax on sales of certain VOIs in Wisconsin was repealed in December 1999. We acquired the subsidiaries that were the subject of the notices in connection with the acquisition of RDI Group, Inc. (“RDI”) on September 30, 1997. Under the RDI purchase agreement, we had certain rights of offset for amounts owed the sellers based on any breach of representations and warranties.
     On August 31, 2004, we settled the sales tax assessments and all interest and penalties for $2.3 million. Of this amount, $750,000 was already accrued in connection with the indemnification by RDI’s former stockholders and approximately $210,000 will be reimbursed to us by certain property owners’ associations that serve the Christmas Mountain Village Resort. We recognized an expense of $1.5 million from this settlement during the year ended December 31, 2004.
     On November 8, 2005, we received notice that the Tennessee Department of Revenue is considering imposing an assessment for sales, use and other miscellaneous business taxes for sales of timeshare interests in Bluegreen Vacation Club within the state of Tennessee during the periods from January 2001 through December 2004. We have been advised that the amounts that may be imposed by the State of Tennessee may be as much as $28 million; however, no formal assessment has been approved or made by the Tennessee Department of Revenue. We believe that the assessments under consideration by the Tennessee Department of Revenue are based on a preliminary, but mistaken, interpretation of the tax laws of the state of Tennessee. We will be reviewing this matter further with representatives of the Tennessee Department of Revenue, and we intend to vigorously defend against any such claims or assessments.
17. Income Taxes
     Our provision for income taxes consists of the following (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31, 2003	December 31, 2004	December 31, 2005
	(As Restated)	(As Restated)
Federal:
Current	$3,524	$6,378	$9,418
Deferred	8,085	16,967	15,600

	11,609	23,345	25,018
State and other:
Current	—	1,600	2,745
Deferred	809	1,697	1,379

	809	3,297	4,124

Total	$12,418	$26,642	$29,142

     The reasons for the difference between our provision for income taxes and the amount that results from applying the federal statutory tax rate to income before provision for income taxes are as follows (in thousands):

	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Income tax expense at statutory rate	$11,609	$23,345	$25,019
Effect of state taxes, net of federal tax benefit	809	3,297	4,123

	$12,418	$26,642	$29,142

     Our deferred income taxes consist of the following components (in thousands):

	December 31,	December 31,
	2004	2005
	(As Restated)
Deferred federal and state tax liabilities (assets):
Installment sales treatment of notes	$113,989	$150,146
Deferred federal and state loss carryforwards/AMT credits	(69,615)	(89,035)
Book over tax carrying value of retained interests in notes receivable sold	6,281	9,526
Book reserves for loan losses and inventory	(6,689)	(7,613)
Tax over book depreciation	7,335	6,119
Deferred tax liabilities on unrealized gains on retained Interest (see Note 6)	3,008	5,368
Other	1,755	893

Deferred income taxes	$56,064	$75,404

Total deferred federal and state tax liabilities	$140,348	$174,055
Total deferred federal and state tax assets	(84,284)	(98,651)

Deferred income taxes	$56,064	$75,404

We have available federal net operating loss carryforwards of $158.9 million, which expire beginning in 2021 through 2025, and alternative minimum tax credit carryforwards of $22.5 million, which never expire. Additionally, we have available state operating loss carryforwards of $307.1 million, which expire beginning in 2008 through 2025. The income tax benefits from our state operating loss carryforwards are net of a valuation allowance of $639,000.
18. Employee Retirement Savings Plan and Other Employee Matters
     Our Employee Retirement Plan is a code section 401(k) Retirement Savings Plan (the “Plan”). All employees at least 21 years of age with one year of employment with us are eligible to participate in the Plan. The Plan, as amended, provides an annual discretionary matching contribution and a fixed-rate matching contribution equal to 50% of the first 3% of a participant’s contribution with an annual limit of $1,000 per participant. During the year ended December 31, 2003, we accrued approximately $361,000 for a matching contribution that we paid in February 2004 related to the Plan’s year ended December 31, 2003. During the year ended December 31, 2004, we accrued approximately $554,000 for a matching contribution to be determined and paid in March 2005 related to the Plan’s year ended December 31, 2004. During the year ended December 31, 2005, we accrued approximately $620,000 for a matching contribution to be determined and paid in February 2006 related to the Plan’s year ended December 31, 2005.
     Our employees in Aruba, which comprise approximately 2% of our total workforce, are subject to the terms of a collective bargaining agreement.
19. Business Segments
     We have two reportable business segments. Bluegreen Resorts develops, markets and sells VOIs in our resorts, primarily through the Bluegreen Vacation Club, and provides resort management services to resort property owners associations. Bluegreen Communities acquires large tracts of real estate, which are subdivided, improved (in some cases to include a golf course on the property) and sold, typically on a retail basis as homesites. Our reportable segments are business units that offer different products. The reportable segments are each managed separately because they sell distinct products with different development, marketing and selling methods.
     We evaluate the performance and allocate resources to each business segment based on its respective field operating profit. Field operating profit is operating profit prior to the allocation of corporate overhead, interest income, gain on sales of notes receivable, other income, provision for loan losses, interest expense, income taxes, minority interest and cumulative effect of change in accounting principle. Inventory is the only asset that we evaluate on a segment basis — all other assets are only evaluated on a consolidated basis. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.
     Required disclosures for our business segments are as follows (in thousands):

	Bluegreen	Bluegreen
	Resorts	Communities	Totals
As of and for the year ended December 31, 2003 (As Restated):
Sales of real estate	$254,971	$104,373	$359,344
Other resort and communities operations revenue	48,915	6,479	55,394
Depreciation expense	3,661	1,726	5,387
Field operating profit	50,359	12,580	62,939
Inventory	98,377	121,805	220,182

As of and for the year ended December 31, 2004 (As Restated):
Sales of real estate	$310,608	$191,800	$502,408
Other resort and communities operations revenue	59,007	7,402	66,409
Depreciation expense	5,138	1,788	6,926
Field operating profit	50,876	37,722	88,598
Inventory	126,377	78,975	205,352

As of and for the year ended December 31, 2005
Sales of real estate	$358,240	$192,095	$550,335
Other resort and communities operations revenue	64,276	9,521	73,797
Depreciation expense	7,161	1,684	8,845
Field operating profit	59,578	47,227	106,805
Inventory	173,338	67,631	240,969

Reconciliations to Consolidated Amounts
     Field operating profit for our reportable segments reconciled to our consolidated income before provision for income taxes and minority interest is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Field operating profit for reportable segments	$62,939	$88,598	$106,805
Interest income	29,898	35,939	34,798
Gain on sales of notes receivable	—	25,972	25,226
Other income (expense), net	457	(1,666)	(6,207)
Corporate general and administrative expenses	(22,227)	(32,718)	(38,029)
Interest expense	(17,243)	(18,425)	(14,474)
Provision for loan losses	(18,239)	(24,434)	(27,587)

Consolidated income before minority interest and provision for income taxes	$35,585	$73,266	$80,532

     Depreciation expense for our reportable segments reconciled to our consolidated depreciation expense is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	(As Restated)	(As Restated)
Depreciation expense for reportable segments	$5,387	$6,926	$8,845
Depreciation expense for corporate fixed assets	2,424	2,843	3,487

Consolidated depreciation expense	$7,811	$9,769	$12,332

     Assets for our reportable segments reconciled to our consolidated assets (in thousands):

	December 31,	December 31,
	2004	2005
	(As Restated)
Inventory for reportable segments	$205,352	$240,969
Assets not allocated to reportable segments	453,059	453,274

Total assets	$658,411	$694,243

Geographic Information
     Sales of real estate by geographic area are as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December	December
	2003	2004	2005
	(As Restated)	(As Restated)
United States	$348,382	$491,948	$539,131
Aruba	10,949	10,460	11,204
Canada	13	—	—

Consolidated totals	$359,344	$502,408	$550,335

     Inventory by geographic area is as follows (in thousands):

	December 31,	December 31,
	2004	2005
	(As Restated)
United States	$198,815	$235,340
Aruba	6,527	5,619
Canada	10	10

Consolidated totals	$205,352	$240,969

20. Quarterly Financial Information (Unaudited)
     A summary of the restated quarterly financial information for the years ended December 31, 2004 and 2005 is presented below (in thousands, except for per share information). See Note 2 for additional information about the restatement.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
Sales of real estate (as reported)	$86,191	$128,314	$161,898	$125,993
Sales of real estate (as restated, see Note 2)	86,191	128,317	161,907	125,993
Gross profit (as reported)	56,951	84,488	103,111	78,124
Gross profit (as restated, see Note 2)	56,951	84,489	103,116	78,124
Net income (as reported)	4,700	9,102	16,307	6,346
Net income (as restated, see Note 2)	1,732	9,742	24,278	6,807

Earnings per common share (as previously reported):
Basic	$.19	$.35	$.62	$.23
Diluted	$.17	$.31	$.54	$.21
Earnings per common share (as restated, see Note 2):
Basic	$.07	$.38	$.94	$.25
Diluted	$.07	$.33	$.80	$.23

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005 (1)
Sales of real estate (as reported)	$104,021	$159,208	$166,777	$—
Sales of real estate (as restated, see Note 2)	104,021	159,208	166,777	120,329
Gross profit (as reported)	71,134	108,099	113,906	—
Gross profit (as restated, see Note 2)	71,134	108,099	113,838	79,464
Net income (as reported)	6,457	14,325	18,665	—
Net income (as restated, see Note 2)	6,400	14,910	18,332	6,910

Earnings per common share (as reported):
Basic	$.21	$.47	$.61
Diluted	$.21	$.46	$.60
Earnings per common share (as restated, see Note 2):
Basic	$.21	$.49	$.60	$.23
Diluted	$.20	$.48	$.59	$.22

(1)	Amounts for the quarter ending December 31, 2005, have not been previously reported and have been included in the “as restated” line to allow agreement with the financial statements included in this report.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Bluegreen Corporation:
We have audited the accompanying consolidated balance sheets of Bluegreen Corporation (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluegreen Corporation at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As described in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity and cash flow for each of the two years in the period ended December 31, 2004 have been restated due to certain misapplications of generally accepted accounting principles for sales of the Company’s vacation ownership notes receivable and other related matters. In addition, the accompanying consolidated balance sheet as of December 31, 2004 was restated to increase the amount of deferred income tax liabilities related to certain tax benefits that were incorrectly determined in periods prior to 2003.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bluegreen Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.
ERNST & YOUNG LLP
Certified Public Accountants
March 15, 2006
Miami, Florida

Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.
Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, as stated in their report which immediately follows this report.
GEORGE F. DONOVAN, President and Chief Executive Officer
ANTHONY M. PULEO, Senior Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Bluegreen Corporation
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Bluegreen Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bluegreen Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Bluegreen Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bluegreen Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bluegreen Corporation (the “Company”) as of December 31, 2004, and December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the three years in the period ended December 31, 2005 of Bluegreen Corporation and our report dated March 15, 2006 expressed an unqualified opinion thereon.
ERNST & YOUNG LLP
Certified Public Accountants
March 15, 2006
Miami, Florida